     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996.



                                                       REGISTRATION NO. 333-4106

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          APACHE MEDICAL SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                         7373                        23-2476415
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                             1650 TYSONS BOULEVARD
                             MCLEAN, VIRGINIA 22102
                                 (703) 847-1400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                          GERALD E. BISBEE, JR., PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          APACHE MEDICAL SYSTEMS, INC.
                             1650 TYSONS BOULEVARD
                             MCLEAN, VIRGINIA 22102
                                 (703) 847-1400
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

            GEORGE C. MCKANN, ESQ.                         ALAN G. STRAUS, ESQ.
          GARDNER, CARTON & DOUGLAS                SKADDEN, ARPS, SLATE, MEAGHER & FLOM
      321 NORTH CLARK STREET, SUITE 3200                     919 THIRD AVENUE
           CHICAGO, ILLINOIS 60610                       NEW YORK, NEW YORK 10022

                            ------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE


- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
  Title of Each Class                          Proposed          Proposed
  of Securities to be      Amount to be    Maximum Offering Maximum Aggregate     Amount of
        Registered        Registered(1)   Price Per Share(2) Offering Price(2) Registration Fee
- -----------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value per share.......     2,300,000          $14.00        $32,200,000.00    $11,103.45(3)
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------


(1) Includes a maximum of 300,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for purposes of determining registration fee.

(3) Previously paid.

                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          APACHE MEDICAL SYSTEMS, INC.

                                    FORM S-1

                             REGISTRATION STATEMENT
                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

            FORM S-1 ITEM NUMBER                            LOCATION IN PROSPECTUS
- ---------------------------------------------  ------------------------------------------------
  1. Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus..............................  Outside Front Cover Page
  2. Inside Front and Outside Back Cover
     Pages of Prospectus.....................  Inside Front and Outside Back Cover Pages
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges......  Prospectus Summary; Risk Factors
  4. Use of Proceeds.........................  Prospectus Summary; Use of Proceeds;
                                               Management's Discussion and Analysis of
                                               Financial Condition and Results of Operations;
                                               Certain Transactions
  5. Determination of Offering Price.........  Outside Front Cover Page; Underwriting
  6. Dilution................................  Risk Factors; Dilution
  7. Selling Security Holders................  Not Applicable
  8. Plan of Distribution....................  Outside Front Cover Page; Underwriting; Back
                                               Cover Page
  9. Description of Securities to be
     Registered..............................  Prospectus Summary; Capitalization; Description
                                               of Capital Stock
 10. Interests of Named Experts and
     Counsel.................................  Not Applicable
 11. Information with Respect to the
     Registrant..............................  Outside Front Cover Page; Prospectus Summary;
                                               Risk Factors; The Company; Use of Proceeds;
                                               Dividend Policy; Capitalization; Dilution;
                                               Selected Consolidated Financial Data;
                                               Management's Discussion and Analysis of
                                               Financial Condition and Results of Operations;
                                               Business; Management; Certain Transactions;
                                               Principal Stockholders; Description of Capital
                                               Stock; Shares Eligible for Future Sale;
                                               Consolidated Financial Statements
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities.............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Dated June 4, 1996


                                2,000,000 SHARES

                                  APACHE LOGO

                          APACHE Medical Systems, Inc.
                                  COMMON STOCK
                         ------------------------------

    All of the shares of common stock, $.01 par value per share (the "Common Stock"), offered are being sold by APACHE Medical Systems, Inc. ("APACHE" or the "Company").


    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "AMSI," subject to notice of issuance.

                         ------------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                    BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                         ------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------
                                                                     Underwriting
                                                 Price to           Discounts and          Proceeds to
                                                  Public            Commissions(1)          Company(2)
- ------------------------------------------------------------------------------------------------------------
Per Share...............................            $                     $                     $
Total(3)................................            $                     $                     $
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting offering expenses payable by the Company, estimated to be $750,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 300,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                         ------------------------------

    The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the
offices of Cowen & Company, New York, New York on or about            , 1996.
                         ------------------------------

COWEN & COMPANY
                      LEHMAN BROTHERS
                                         VOLPE, WELTY & COMPANY
           , 1996

                            DESCRIPTION OF GRAPHICS


INSIDE FRONT COVER

         The graphic is entitled "The APACHE Advantage." The text reads as follows:

             Our clinically validated methodologies have been utilized in connection with more than 600 peer-reviewed articles (in New England Journal of Medicine, JAMA, Annals of Internal Medicine, Science and others).

             Patient-specific data identifies and tracks patient health status throughout the hospital stay. (accompanied by representative graphic of patient status graph showing risk of death and active treatment risk)

             Concurrent, predictive clinical information supports physician decisions regarding the most appropriate therapy at the point-of-care. (accompanied by a bar chart depicting an APACHE Complication Risk Analysis of Bypass Surgery (CABG) and Angioplasty (PTCA))

             APACHE products and services provide clinical and financial information to clinicians and administrators, with ongoing development throughout the continuum of care. (accompanied by graphic illustrating the continuum of care)

             High-risk, high-cost patient focus targets the greatest potential cost savings. (accompanied by graphic illustrating cost savings for various cost/risk levels)


GATEFOLD

         The graphic is entitled "The APACHE Medical Cost Management Program" and is a four step flow diagram. The text is as follows:

         Step 1.  Compare performance to Best Demonstrated Practices

             APACHE systems measure a variety of healthcare outcomes, including mortality, length of stay, complications and ventilator days, for a broad range of disease groups. (accompanied by representative graphics of utilization management review of ICU length of stay by service and actual versus predicted risk-adjusted length of stay)

         Step 2.  Target high-risk, high-cost patients

             APACHE systems identify cost savings opportunities for high-risk, high-cost disease groups, such as the examples listed here.

             Acute Care -- Heart attack, Open heart surgery (CABG), Congestive heart failure, Hysterectomy, Laminectomy, Pneumonia, Stroke, Vascular surgery, Lower bowel resection
                     Treatment sites:  Hospital

             Critical Care -- Unstable angina, Gastrointestinal cancer, Acute myocardial infarction (AMI), Drug overdose, Carotid endarterectomy, Sepsis, Bacterial pneumonia, Rhythm disturbance, Lung cancer, Peripheral vascular disease, Craniotomy for neoplasm
                     Treatment sites:  Medical ICU, Surgical ICU, Neurological
             ICU, Trauma ICU

             Cardiovascular Care -- Open heart surgery (CABG), Valve surgery, Angioplasty (PTCA), Cardiac catheterization
                     Treatment sites:  CCU, CTICU, Cath Lab, CV Operating Room

             Sub-Acute Care -- Ventilator dependent: Emphysema (COPD), Congestive heart failure, Pneumonia
                     Treatment sites:  Hospital or long-term care facility

         Step 3.  Develop severity-adjusted guidelines

             A unique feature of these guidelines is the ability to adjust the guidelines for the patient's level of severity. (accompanied by graphics depicting a discharge criteria check sheet and a bar chart of APACHE length of stay guidelines for varying severity levels)

         Step 4.  Apply to individual patients

             APACHE systems monitor health status (risk of mortality, length of stay, treatment level) for individual patients and for an entire unit at a glance. (accompanied by graphic depicting sample computer screens produced by APACHE clinical decision support systems)


INSIDE BACK COVER

         The graphic is entitled "APACHE Integration." It depicts the interfacing of admission, lab, billing, cost and clinical data information with an Outcomes Repository and its utilization in APACHE EIS and point of care tools. The page also depicts a representative graphic screen from an APACHE EIS tool.

         The accompanying text is as follows:

             The APACHE EIS monitors the costs and quality of care. "Point and click" Windows technology sorts the analysis by payer, physician, service line, treatment level, risk range, or other category specified by the user.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     APACHE(R) is a registered trademark of APACHE Medical Systems, Inc. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise specified, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted for a 1-for-2.86 reverse split of the Common Stock to be effected prior to the consummation of this offering, and for: (i) the conversion of all outstanding shares of preferred stock into 3,294,519 shares of Common Stock; (ii) conversion of $1,000,000 of convertible debt into 122,257 shares of Common Stock; and (iii) payment of $733,350 of accumulated preferred stock dividends by the issuance of 56,413 shares of Common Stock, all to be effected upon the consummation of this offering (collectively, the "Recapitalization Transactions"). See "Description of Capital Stock," "Underwriting" and Notes 4, 8 and 12 of Notes to Consolidated Financial Statements.


                                  THE COMPANY

     APACHE is a leading provider of clinically-based decision support information systems to the healthcare industry. The Company believes that it is the only healthcare information company that can provide hospitals and physicians with patient-specific, concurrent and predictive outcomes information at the point of care that can be used to assist them in making clinical and resource utilization decisions. APACHE's products and services address the information needs of both clinicians and healthcare administrators by enabling joint access to clinical and cost information, which facilitates both the containment of costs and the delivery of high-quality care. APACHE's products and services are focused on high-risk, high-cost patients, such as cardiovascular care and critical care patients, who typically account for a disproportionately large share of hospital costs.

     APACHE addresses the healthcare industry's need for sophisticated outcomes-based clinical decision support information systems. The Company's systems provide clinicians with information to assist them in making individual patient care decisions, based on concurrent information about the patient's health status and a severity-adjusted analysis of the outcomes of similar patients in the Company's databases. The Company's products also enable healthcare providers to analyze patient outcomes, physician performance and hospital unit resource utilization in comparison to similar hospital, regional and national norms. These analyses can be used to develop care guidelines and allocate resources to reduce the cost of healthcare.

     APACHE offers healthcare providers and suppliers a comprehensive line of outcomes-based products and services, encompassing software, hardware, and related consulting services. APACHE's products and services are differentiated from other healthcare decision support products by: (i) using detailed clinical data in addition to administrative or cost data; (ii) utilizing patient-specific, severity-adjusted data; (iii) providing concurrent, predictive outcomes information as well as comparative historical information; (iv) providing patient information to the physician across the continuum of care; and
(v) focusing on high-risk, high-cost patients. The Company's products and services are based on its clinical outcomes methodologies and its proprietary databases, which contain clinical data on over 550,000 patients.


     APACHE's principal product, the Medical Cost Management Program ("MCMP"), is an integrated decision support system that provides point-of-care, severity-adjusted clinical and financial information to physicians and healthcare administrators. The Company also offers Benchmark Studies to compare a customer's clinical and financial outcomes to industry norms on a severity-adjusted basis. Other products and services include the Outcomes Repository, the Enterprise Information System, Consulting Studies and Supplier Studies. APACHE's products and services currently include coverage of patients in the following categories: cardiovascular care, critical care, acute care and long-term acute ("sub-acute") care.



     The Company's objective is to become the leading provider of clinical outcomes data and decision support systems to healthcare providers, suppliers and payers. APACHE intends to achieve this objective by implementing its strategy of: (i) leveraging its existing provider customer base; (ii) expanding its market share in the provider and supplier markets and entering the payer market; (iii) adding methodologies, databases, products and services; and (iv) continuing to develop relationships with key industry participants. These strategies have recently led to an agreement with an affiliate of Premier Inc. pursuant to which the Company is designated as Premier Inc.'s exclusive supplier of clinically-based outcomes data systems for high-risk, high-cost patients to the approximately 1,700 Premier hospitals.

                                  THE OFFERING

Common Stock offered hereby...   2,000,000 shares(1)


Common Stock to be outstanding
  after the offering..........   6,549,435 shares(1)(2)


Use of proceeds...............   For working capital and general corporate
                                 purposes, including paying certain accumulated preferred stock dividends, funding expansion of the Company's sales and marketing activities, developing or acquiring additional methodologies and databases, or acquiring complementary businesses, products or technologies. See "Use of Proceeds."

Nasdaq National Market
symbol........................   AMSI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                  --------------------------------------------------    -----------------
                                   1991      1992       1993       1994       1995       1995       1996
                                  ------    -------    -------    -------    -------    -------    ------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenue......................   $1,635    $ 1,974    $ 3,841    $ 5,317    $ 7,024    $ 1,259    $1,659
  Expenses:
     Cost of operations........      767      1,457      2,152      3,700      2,866        733       753
     Research and
       development.............      393        667      1,017      1,813      1,919        578       364
     Selling, general and
       administrative..........    1,079      1,810      2,976      6,030      5,631      1,577     1,445
                                  ------    -------    -------    -------    -------    -------    ------
       Total expenses..........    2,239      3,934      6,145     11,543     10,416      2,888     2,562
                                  ------    -------    -------    -------    -------    -------    ------
  Loss from operations.........     (604)    (1,960)    (2,304)    (6,226)    (3,392)    (1,629)     (903)
  Other income (expense).......       22        (71)       (80)        34       (416)       (20)      (48)
                                  ------    -------    -------    -------    -------    -------    ------
  Net loss.....................   $ (582)   $(2,031)   $(2,384)   $(6,192)   $(3,808)   $(1,649)   $ (951)
                                  ======    =======    =======    =======    =======    =======    ======
  Pro forma net loss per
     share(3)..................                                              $ (0.79)              $(0.19)
                                                                             =======               ======
  Pro forma weighted average
     number of shares
     outstanding(3)............                                            4,610,379            4,625,881


                                                                              MARCH 31, 1996
                                                                        --------------------------
                                                                         ACTUAL     AS ADJUSTED(4)
                                                                        --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........................................   $  2,627       $ 25,235
  Working capital....................................................        763         23,371
  Total assets.......................................................      7,086         29,694
  Long-term obligations, less current maturities.....................      1,114            271
  Redeemable convertible preferred stock.............................     21,029             --
  Stockholders' equity (deficit).....................................    (19,597)        24,883


- ------------------------------

(1) Assumes the Underwriters' over-allotment option for up to 300,000 shares of Common Stock is not exercised. See "Underwriting."


(2) Does not include 1,408,974 shares reserved for issuance upon the exercise of currently outstanding options and warrants, exercisable at a weighted average exercise price of $4.06 per share. See "Management -- Employee Benefit Plans" and "Description of Capital Stock."


(3) See Note 2 of Notes to Consolidated Financial Statements.

(4) Gives effect to: (i) the sale of 2,000,000 shares of Common Stock offered hereby at an assumed initial offering price of $13.00 per share and the application of the net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and offering expenses as discussed under "Use of Proceeds;" and (ii) the Recapitalization Transactions. See Notes 4, 8 and 12 of Notes to Consolidated Financial Statements and "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.


HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; EXPECTED LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY



     The Company has never recorded an operating profit and had an accumulated deficit of approximately $18.9 million as of March 31, 1996. The Company expects to continue to record losses for at least the next five quarters. The ability of the Company to achieve profitability in the future largely depends on its ability to generate revenues from its products and services. In view of the Company's operating history, there can be no assurance that the Company will be able to generate revenue that is sufficient to achieve profitability, to maintain profitability on a quarterly or annual basis or to sustain or increase its revenue growth in future periods. The Company's limited capitalization may adversely affect the ability of the Company to raise additional capital in the future and could impair the Company's ability to invest in research and development, sales and marketing programs and other operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including: the Company's relatively long sales cycle; variable customer demand for its products and services; changes in the Company's product mix and the timing and relative prices of product sales; the loss of customers due to consolidation in the healthcare industry; changes in customer budgets; investments by the Company in marketing or other corporate resources; acquisitions of other companies or assets; the timing of new product introductions and enhancements by the Company and its competitors; changes in distribution channels; sales and marketing promotional activities and trade shows; and general economic conditions. Further, due to the relatively fixed nature of most of the Company's costs, which primarily include personnel as well as facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on the Company's results of operations in that quarter. Accordingly, the Company's operating results for any particular quarterly period may not be indicative of results for future periods. Although the Company has not historically experienced any material seasonality in its operating results, the Company could experience such seasonality in the future, which could cause fluctuations in the Company's quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

UNCERTAINTY OF MARKET ACCEPTANCE

     The Company's future success and financial performance will depend in large part on its ability to successfully market its products and services. To date, the Company's healthcare provider customers include over 500 of the approximately 5,200 community hospitals in the United States. Healthcare providers comprise most of the Company's customers to date. The Company only recently began to target sales to healthcare suppliers and has not yet completed any sales to healthcare payers. There can be no assurance that the Company will be able to achieve more extensive penetration of its target markets. The failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock.

     The Company's future success and financial performance will also depend on its ability to meet the increasingly sophisticated needs of its customers through the timely development and successful introduction of new and enhanced versions of its products and services. The Company believes that significant continuing product development efforts will be required to sustain the Company's growth and that such efforts have inherent risks. The Company is currently expanding its products and services to include additional high-risk, high-cost disease categories and to broaden coverage across the continuum of care. There can be no assurance that the Company will be successful in entering new markets or in developing and marketing new or enhanced products and services, or that it will not experience significant delays in the introduction of new products and services. In addition, there can be no assurance that new or enhanced products or services developed by the Company will meet the requirements of healthcare providers, suppliers or payers and achieve market acceptance. The failure to enter new markets successfully, to develop new products or to achieve market acceptance for new products could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Business -- The APACHE Solution," "-- The APACHE Strategy," "-- APACHE Products and Services."

STATE AND FEDERAL GOVERNMENT REGULATION


     The confidentiality of patient records and the circumstances under which such records may be released is subject to substantial regulation by state and federal governments. These state and federal laws and regulations govern both the disclosure and use of confidential patient medical record information. To protect patient confidentiality, data entries to APACHE's databases omit any patient identifiers, including name, address, hospital and physician. The Company believes that its procedures comply with the laws and regulations regarding the collection of patient data in substantially all jurisdictions, but regulations governing patient confidentiality rights are evolving rapidly and are often unclear and difficult to apply in the rapidly restructuring healthcare market. Additional legislation governing the dissemination of medical record information is continually being proposed at both the state and federal level. This legislation may require holders or users of such information to implement security measures that may result in substantial cost to the Company. There can be no assurance that changes to state or federal laws will not materially restrict the ability of the Company to obtain or disseminate patient information. The inability to obtain or disseminate patient information could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock.


     Certain products, including software applications, intended for use in the diagnosis of disease or other conditions, or in the cure, treatment, mitigation or prevention of disease, are subject to regulation by the United States Food and Drug Administration (the "FDA") as medical devices. The laws administered by the FDA impose substantial regulatory controls over the manufacturing, labeling, testing, distribution, sale, marketing and promotion of medical devices and other related activities. These regulatory controls can include compliance with the following requirements: manufacturer establishment registration and device listing; current good manufacturing practices; completion of premarket notification or premarket approval; medical device adverse event reporting; and general controls prohibiting misbranding and adulteration. Violations of the laws concerning medical devices can result in severe criminal and civil penalties and other sanctions. In its 1989 Policy for the Regulation of Computer Products (the "1989 Policy Statement"), the FDA stated that it intended to issue regulations exempting certain clinical decision support software products from a number of regulatory controls, and that until those regulations were issued it would not require manufacturers of such products to comply with requirements other than the general controls. The Company believes that its products are not medical devices and, thus, are not subject to the controls imposed on manufacturers of such products. The Company further believes that to the extent that its products were determined to be medical devices, the products would fall within the exemptions for decision support systems provided by the 1989 Policy Statement. The Company has not taken action to comply with the controls that would otherwise apply if the Company's products were non-exempt medical devices. The FDA has stated that it intends to revise its 1989 Policy Statement and that it may eliminate some or all of the exemptions that it currently allows. Accordingly, there can be no assurance that the FDA will not now or in the future make a determination that the Company's current or future products are medical devices subject to FDA regulations and are ineligible for the exemptions from those regulations. Such determinations by the FDA could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Business -- Government Regulation."

     In addition to legislation regarding patient records and potential FDA regulation, state and federal lawmakers have proposed, and are likely to continue to propose, a number of other legislative initiatives regulating various aspects of the healthcare industry. The Company is unable to predict what impact, if any, such legislation could have on the Company's business, financial condition and results of operations or on the price of the Common Stock.

INTEGRITY AND RELIABILITY OF METHODOLOGIES AND DATABASES

     The Company's success is highly dependent on the integrity and reliability of its methodologies and databases. The Company's methodologies have been validated by a large number of academic researchers. The Company believes that it takes adequate precautions to safeguard the completeness and consistency of the data in its databases. Moreover, while the Company believes that the information contained in its databases is representative of the clinical and financial aspects of various types of hospitals and patients, there can be no assurance that such information is appropriate for comparative analysis in all cases or that the databases accurately reflect general or specific trends in the healthcare industry. If the validity of the Company's methodologies were challenged in the future or if the information contained in the databases were found, or were perceived, to be inaccurate or unreliable, there could be a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Business -- The APACHE Solution."

RISK OF LIABILITY CLAIMS

     Customer reliance on the Company's products and services could result in exposure of the Company to liability claims if the Company's products fail to perform as intended or if patient care decisions based in part on guidance from the Company's products or services are challenged. Even unsuccessful claims could result in the expenditure of funds in litigation, diversion of management time and resources or damage to the Company's reputation and the marketability of the Company's products and services. While the Company takes contractual steps to obtain indemnification for certain liabilities and maintains general commercial liability insurance, there can be no assurance that a successful claim could not be made against the Company, that the amount of indemnification payments or insurance would be adequate to cover the costs of defending against or paying such a claim or that damages payable by the Company would not have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock.

TECHNOLOGICAL CHANGE

     The healthcare information industry is relatively new and is experiencing technological change, changing customer needs, frequent new product introductions and evolving industry standards. In addition, as the computer and software industries continue to experience rapid technological change, the Company must be able to quickly and successfully adapt its products so that they continue to integrate well with the other computer platforms and software employed by its customers. There can be no assurance that the Company will not experience difficulties, including lack of necessary capital or expertise, that could delay or prevent the successful development and introduction of product enhancements or new products in response to technological changes. If the Company is unable to respond to technological changes in a timely and cost-effective manner, there could be a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Business -- APACHE Products and Services."

HIGHLY COMPETITIVE INDUSTRY

     The market for healthcare information systems and services is highly competitive and rapidly changing. The Company believes that the principal competitive factors for clinical decision support products and services are the quality and depth of the underlying clinical outcomes databases, the proprietary nature of methodologies, databases and technical resources, the usefulness of the data and reports generated by the software, customer service and support, compatibility with the customer's existing information systems, potential for product enhancement, vendor reputation, price and the effectiveness of sales and marketing efforts.

     The Company's competitors include other providers of clinical decision support systems. Many of the Company's competitors and potential competitors have greater financial, product development, technical and marketing resources than the Company, and currently have, or may develop or acquire, substantial installed customer bases in the healthcare industry. The Company also faces significant competition from internal information services at individual hospitals, large hospital alliances, for-profit hospital chains and managed care companies, many of which may develop their own outcomes databases. However, the Company's products and services are differentiated from the products and services offered by the Company's competitors and potential competitors by virtue of the fact that the Company's products and services focus on high-risk, high-cost patients and provide both concurrent and predictive outcomes information. As the market for decision support systems develops, additional competitors may enter the market and competition may intensify. While the Company believes that it has successfully differentiated itself from competitors, there can be no assurance that, in the future, competition would not have a material adverse effect on the Company's business, financial condition and results of operations or on the price of the Common Stock. See "Business -- Competition."


UNCERTAINTY AND CONSOLIDATION IN THE HEALTHCARE INDUSTRY

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, state and federal government regulation of reimbursement rates and capital expenditures in the United States healthcare industry has increased. Lawmakers continue to propose programs to reform the United States healthcare system, which may contain proposals to increase governmental involvement in healthcare, lower Medicare and Medicaid reimbursement rates or otherwise change the operating environment for the Company's customers. Healthcare industry participants may react to these proposals by curtailing or deferring investments, including investments in the Company's products. In addition, the healthcare industry has experienced, and could continue to experience, consolidation as a result of mergers and acquisitions of healthcare providers, suppliers and payers, which typically puts additional pressure on the consolidated companies to reduce expenses. The Company cannot predict what impact, if any, such factors would have on its business, financial condition and results of operations or on the price of the Common Stock.

     In addition, many healthcare providers are consolidating to create larger healthcare delivery enterprises with greater regional market power. Such consolidation could erode the Company's existing customer base and reduce the size of the Company's target market. In addition, the resulting enterprises could have greater bargaining power, which could lead to price erosion affecting the Company's products and services. The reduction in the size of the Company's target market or the failure of the Company to maintain adequate price levels could have a material adverse effect on the Company's business, financial condition and results of operations or on the price of the Common Stock.

DEPENDENCE ON KEY PERSONNEL AND OTHERS

     The success of the Company and of its business strategy is dependent in large part on its key management and operating personnel, including its Chairman and Chief Executive Officer, Gerald E. Bisbee, Jr., Ph.D., and its President and Chief Operating Officer, Robert E. Ciri. The Company has entered into confidentiality and noncompetition agreements with each of its executive officers. The Company believes that its success in the future will also depend upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. Such individuals are in high demand and are often subject to competing offers. In particular, the Company's success will depend on its ability to retain the services of its executive officers and to hire additional management personnel as needed. As the Company's marketing efforts continue to grow, the Company plans to reassign certain of its management employees from administrative positions to management positions in marketing or client relations, replacing them with newly hired personnel. For instance, the Company is considering recruiting a new Chief Financial Officer, so that Brion D. Umidi, who has served as the Vice President of Finance and Administration of the Company since 1991, would be able to assume responsibility for management of the Company's information systems business unit. The Company will also have an ongoing need to expand the number of its management and support personnel. The loss of the services of one or more members of management or key employees, or the inability to hire additional personnel as needed, could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. While the Company maintains a key person life insurance policy on Dr. Bisbee, the amount of insurance may not be sufficient to offset the impact of the Company's loss of the services of Dr. Bisbee. See "Management."

     William A. Knaus, M.D., a founder, a director and the Chief Scientific Advisor of the Company, was instrumental in the creation of the APACHE critical care methodology. Although the Company has obtained a perpetual license to this methodology, there can be no assurance that a significant change in Dr. Knaus's relationship with the Company would not have a material adverse effect on the Company's business, financial condition and results of operations or on the price of the Common Stock.

DEPENDENCE ON PROPRIETARY ASSETS

     The Company has made significant investments in its methodologies, databases and technology and relies on a combination of trade secret and copyright laws, nondisclosure and other contractual provisions, and technical measures to protect its proprietary rights. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop methodologies, databases or technologies that are substantially equivalent or superior to those of the Company. In addition, there can be no assurance that the legal protections and precautions taken by the Company will be adequate to prevent infringement or misappropriation of the Company's proprietary assets.

     Although the Company believes that its products do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur substantial litigation expenses or subject the Company to significant liabilities and could have a material adverse effect on the Company's business, financial condition and results of operations and the price of the Common Stock. See "Business -- Proprietary Rights."

     The Company's ability to successfully maintain and expand its business through the acquisition of rights to, and the refinement and development of, its methodologies and databases is dependent, in large part, upon its contractual relationships with academic researchers and physicians. There can be no assurance that a disruption or severance of any one or more of these relationships would not have a material adverse effect on the Company's business, financial condition and results of operations or on the price of the Common Stock. See "Business -- The APACHE Solution."

IDENTIFICATION AND INTEGRATION OF ACQUISITIONS

     The Company may seek to expand its product line through the acquisition of complementary businesses, products, methodologies, databases and technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of operations and products, the ability to manage geographically remote units, the diversion of management's attention from other business concerns, the risks of entering markets in which the Company has either limited or no direct experience and the potential loss of key employees of the acquired companies.

     Identifying and pursuing acquisition opportunities, integrating acquired products and businesses, and managing growth requires a significant amount of management time and skill. The Company has limited experience in acquiring businesses and there can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions or assimilating such acquisitions in a timely fashion. Any delay or failure to successfully assimilate such acquisitions could result in the expenditure of money and increased demands on management's time and could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. In addition, acquisitions may involve the expenditure of significant funds and/or the issuance of additional securities, which may be dilutive to stockholders.

FUTURE ADDITIONAL CAPITAL REQUIREMENTS; NO ASSURANCE CAPITAL WILL BE AVAILABLE

     Since its inception, the Company has financed its operations through cash provided by operations, the sale of equity and the issuance of debt instruments. If the Company were unable to generate sufficient revenues to fund its operations in the future, the Company may be required to raise additional funds to meet its capital and operating requirements through public or private financing, including equity financing. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on the operating flexibility of the Company. Adequate funds for the Company's operations may not be available when needed and, if available, may not be on terms attractive to the Company. The failure to obtain funding on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of substantial amounts of Common Stock in the public market after the offering could adversely affect the prevailing market price for the Common Stock and could impair the Company's future ability to raise capital through offerings of its equity securities. In addition to the 2,000,000 shares offered hereby, a total of 3,315,278 shares held by the directors, officers and other stockholders of the Company will become available for sale in the public market 180 days after the date of this Prospectus upon the expiration of certain agreements entered into between the stockholders and the Underwriters, subject to the provisions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company intends to file, after the expiration of such 180-day period, registration statements under the Securities Act to register an aggregate of 1,770,000 shares of Common Stock issued or reserved for issuance under the Company's employee benefit plans. See "Management," "Shares Eligible for Future Sale" and "Underwriting."



     After this offering and subject to the terms of the lock-up agreements, the holders of approximately 4,495,915 shares of Common Stock, who will have the right to acquire up to an aggregate of 942,870 additional shares of Common Stock pursuant to the exercise of vested options and warrants, will be entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. In addition, the Company has undertaken to effect at least one registration of Common Stock per year for the next four years for shares of Common Stock held by stockholders with registration rights. By exercising their registration rights, subject to certain limitations, such holders could cause a large number of shares to be registered and become freely tradable without restrictions under the Securities Act (except for those shares purchased in the offering by affiliates of the Company) immediately upon the effectiveness of such registration. Such sales may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Recent Developments" and "Description of Capital Stock -- Registration Rights."


NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; SHARE PRICE VOLATILITY

     There has been no prior public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations between representatives of the Company and the representatives of the Underwriters (as defined in "Underwriting") and may not be indicative of future market prices. See "Underwriting" for information related to the method of determining the initial public offering price. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the healthcare or software and computer industries, developments or disputes concerning copyrights or proprietary rights, regulatory developments and economic or other factors. In addition, in recent years the stock market in general, and the shares of healthcare and computer software companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."


EFFECT OF ANTI-TAKEOVER PROVISIONS



     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date on which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company, which could adversely effect the market price of the Company's Common Stock. See "Description of Capital Stock."


DILUTION; ABSENCE OF DIVIDENDS


     Purchasers of shares of Common Stock in the offering will experience immediate and substantial dilution of $9.31 per share in pro forma net tangible book value per share. In addition, purchasers of shares of Common Stock in the offering will incur additional dilution to the extent outstanding options and warrants are exercised. See "Dilution." The Company has never declared or paid any dividends on the Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated in Delaware in 1987 and maintains its executive offices at 1650 Tysons Boulevard, McLean, Virginia 22102. The Company's telephone number is (703) 847-1400. References in this Prospectus to "APACHE" or the "Company" include APACHE Medical Systems, Inc. and its wholly-owned subsidiary in the United Kingdom, Critical Audit, Ltd.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 2,000,000 shares of Common Stock offered hereby are estimated to be $23,430,000 ($27,057,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share. A portion of the net proceeds of the offering will be used to pay $821,670 of accumulated dividends on the Company's preferred stock. The remainder of the net proceeds will be used for working capital and general corporate purposes, including to fund expansion of the Company's sales and marketing activities, to develop or acquire additional methodologies and databases, or to acquire businesses, products or technologies complementary to the Company's business. Although the Company regularly reviews acquisition proposals involving complementary businesses, there are currently no agreements or negotiations with respect to such acquisitions. Pending such use, the Company intends to invest the net proceeds of this offering in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. The Company intends to retain any future earnings for use in the operations, development and growth of its business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996: (i) on an actual basis; (ii) on a pro forma basis to give effect to the Recapitalization Transactions; and (iii) on an as adjusted basis to reflect the receipt and application of the estimated net proceeds from the sale of 2,000,000 shares of Common Stock pursuant to this offering.


                                                                           MARCH 31, 1996
                                                                ------------------------------------
                                                                 ACTUAL     PRO FORMA    AS ADJUSTED
                                                                --------    ---------    -----------
                                                                       (DOLLARS IN THOUSANDS)
Long-term obligations, less current maturities...............   $  1,114    $     271     $     271
Redeemable convertible preferred stock.......................     21,029       --            --
Stockholders' equity (deficit):
  Common stock, par value $.01 per share, 5,769,231 shares
     authorized and 1,075,575 shares issued and outstanding,
     actual; 30,000,000 shares authorized pro forma and as
     adjusted; 4,548,764 shares issued and outstanding pro
     forma; and 6,548,764 shares issued and outstanding as
     adjusted(1).............................................         31           65            86
  Additional paid in capital.................................      1,344       20,247        43,656
  Cumulative dividends and accreted issue costs on redeemable
     preferred stock.........................................     (2,113)      --            --
  Accumulated deficit........................................    (18,859)     (18,859)      (18,859)
                                                                --------    ---------     ---------
     Total stockholders' equity (deficit)....................    (19,597)       1,453        24,883
                                                                --------    ---------     ---------
       Total capitalization..................................   $  2,546    $   1,724     $  25,154
                                                                ========    =========     =========


- ------------------------------

(1) Does not include 1,409,645 shares reserved for issuance upon the exercise of options and warrants outstanding as of March 31, 1996, exercisable at a weighted average exercise price of $4.07 per share. See "Management -- Employee Benefit Plans" and "Description of Capital Stock."

                                    DILUTION


     The net tangible book value of the Common Stock as of March 31, 1996 (on a pro forma basis to give effect to the Recapitalization Transactions) was $763,554, or $0.17 per share. Pro forma net tangible book value per share represents the amount of the Company's total pro forma tangible assets, less total pro forma liabilities, divided by 4,548,764 shares of pro forma Common Stock. See Note 2 of Notes to Consolidated Financial Statements.



     Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the as adjusted net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of 2,000,000 shares of Common Stock in this offering at an assumed initial public offering price of $13.00 per share and the receipt of the estimated net proceeds therefrom, the as adjusted net tangible book value of the Company as of March 31, 1996 would have been $24,193,554, or $3.69 per share. This represents an immediate increase in pro forma net tangible book value of $3.52 per share to existing stockholders and immediate dilution in pro forma net tangible book value of $9.31 per share to purchasers of Common Stock in the offering, as illustrated in the following table:



Assumed initial public offering price per share..............................            $13.00
  Pro forma net tangible book value per share as of March 31, 1996...........   $0.17
  Increase per share attributable to new investors...........................    3.52
                                                                                -----
As adjusted net tangible book value per share after the offering.............              3.69
                                                                                         ------
Pro forma net tangible book value dilution per share to new investors........            $ 9.31
                                                                                         ======


     The following table sets forth the pro forma number of shares of Common Stock purchased from the Company, the total pro forma consideration paid and the average price per share paid by existing stockholders and to be paid (at an assumed initial offering price of $13.00 per share) by purchasers of shares offered hereby (before deducting the underwriting discounts and commissions and estimated expenses payable by the Company).


                                         SHARES PURCHASED           TOTAL CONSIDERATION          AVERAGE
                                      ----------------------      ------------------------        PRICE
                                       NUMBER        PERCENT        AMOUNT         PERCENT      PER SHARE
                                      ---------      -------      -----------      -------      ---------
Existing Stockholders..............   4,548,764        69.5%      $20,312,231        43.9%       $  4.47
New Investors......................   2,000,000        30.5        26,000,000        56.1        $ 13.00
                                      ---------       -----       -----------       -----
     Total.........................   6,548,761       100.0%      $46,312,231       100.0%
                                      =========       =====       ===========       =====


     The foregoing excludes 1,700,000 shares of Common Stock reserved for issuance under the APACHE Medical Systems, Inc. Employee Stock Option Plan (the "Stock Option Plan")(under which options for 866,705 shares at a weighted average exercise price of $4.61 per share are outstanding), 70,000 shares of Common Stock reserved for issuance under the APACHE Medical Systems, Inc. Non-Employee Director Option Plan (the "Director Option Plan"), 65,735 outstanding options issued outside of the Stock Option Plan and the Director Option Plan at a weighted average exercise price of $4.29 per share and 477,205 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $3.04 per share. To the extent such options and warrants are exercised, there will be future dilution to investors in this offering. See "Management -- Employee Benefit Plans" and "Description of Capital Stock -- Warrants."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The consolidated statement of operations data presented below for each of the years in the four-year period ended December 31, 1995, and the consolidated balance sheet data as of the end of each of the years in the four-year period ended December 31, 1995, are derived from the Company's consolidated financial statements which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated statement of operations data for the year ended December 31, 1991, and the consolidated balance sheet data as of December 31, 1991, are derived from the Company's internal financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to reflect the financial position and results of operations for the period presented. The consolidated financial data as of March 31, 1996, and for the three months ended March 31, 1995 and 1996, are derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus, which have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1996. The data set forth below should be read in conjunction with the Company's consolidated financial statements, related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                                        THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     MARCH 31,
                                     ------------------------------------------------   -------------------
                                      1991     1992      1993      1994       1995       1995       1996
                                     ------   -------   -------   -------   ---------   -------   ---------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue:
     Systems........................ $1,237   $   827   $ 2,004   $ 3,587     $ 4,096   $   700      $1,242
     Support........................     52       277       486       836       1,352       318         330
     Professional services..........    346       870     1,351       894       1,576       241          87
                                     ------   -------   -------   -------   ---------   -------   ---------
          Total revenue.............  1,635     1,974     3,841     5,317       7,024     1,259       1,659
  Expenses:
     Cost of operations.............    767     1,457     2,152     3,700       2,866       733         753
     Research and development.......    393       667     1,017     1,813       1,919       578         364
     Selling, general and
       administrative...............  1,079     1,810     2,976     6,030       5,631     1,577       1,445
                                     ------   -------   -------   -------   ---------   -------   ---------
          Total expenses............  2,239     3,934     6,145    11,543      10,416     2,888       2,562
                                     ------   -------   -------   -------   ---------   -------   ---------
  Loss from operations..............   (604)   (1,960)   (2,304)   (6,226)     (3,392)   (1,629)       (903)
  Other income (expense):
     Interest income................     16        65        67        94          62        19          58
     Interest expense...............   --        (106)     (102)      (69)       (483)      (39)       (106)
     Other..........................      6       (30)      (45)        9           5        --          --
                                     ------   -------   -------   -------   ---------   -------   ---------
  Net loss.......................... $ (582)  $(2,031)  $(2,384)  $(6,192)    $(3,808)  $(1,649)     $ (951)
                                     ======   =======   =======   =======   =========   =======   =========
  Pro forma net loss per share......                                           $(0.79)               $(0.19)
                                                                            =========             =========
  Pro forma weighted average number
     of shares outstanding..........                                        4,610,379             4,625,881

                                                                                                 MARCH
                                                              DECEMBER 31,                        31,
                                            -------------------------------------------------   --------
                                             1991      1992      1993       1994       1995       1996
                                            -------   -------   -------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................ $   164   $ 3,342   $   567   $    209   $  4,036   $  2,627
  Working capital (deficiency).............    (353)    3,271      (352)    (1,896)     1,518        763
  Total assets.............................     632     4,301     2,455      4,245      7,909      7,086
  Long-term obligations, less current
     maturities............................   1,159     1,013       813        549      1,079      1,114
  Redeemable convertible preferred stock...   2,000     7,944     8,124     14,515     20,732     21,029
  Total stockholders' equity (deficit).....  (3,341)   (5,290)   (7,865)   (14,399)   (18,312)   (19,597)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was incorporated in 1987 for the purpose of developing and marketing clinically-based decision support products and services incorporating the APACHE methodologies. The Company introduced its Medical Cost Management Program in 1992 as an integrated decision support system that provides physicians and healthcare administrators point-of-care, severity-adjusted clinical and financial information on critical care patients. Early market feedback indicated the need to extend the scope of the Company's product offerings to include non-critical care patients and to develop a product strategy that would provide for both group and patient-specific knowledge across the continuum of care, incorporating clinical, administrative and financial information. In 1995, the Company added acute care coverage to its line of products and services, including an acute care module for the MCMP. In the first quarter of 1996, APACHE announced the addition of cardiovascular care coverage. Since 1993, APACHE has supported various suppliers to the healthcare marketplace in their efforts to provide high-quality effective products and services to healthcare providers. Recently, the professional services business unit was expanded to provide similar services to healthcare providers, which represents an extension of their traditional information system-based relationship with APACHE.


     The Company's revenue results primarily from: (i) licensing and sales of information systems; (ii) support fees; and (iii) professional services consulting. Systems revenue is derived mainly from the licensing and sale of information system products and related implementation services to individual hospitals, provider groups, integrated health services providers and long-term sub-acute care facilities. The MCMP incorporates system integration, installation, training, project management and program related consulting as well as software licenses, necessary hardware and post-implementation customer support services. Revenue derived from the sale of hardware does not constitute a significant portion of systems revenue. The Company's support revenue is derived mainly from annual client service or maintenance fees for the MCMP. Professional services revenue relates primarily to value-added, database-driven consulting services provided to pharmaceutical, biotechnology and other suppliers as well as to provider clients. Professional services revenue has varied significantly from period to period because to date the Company has generally made such services available in response to specific customer requests rather than as part of a concerted marketing effort. The Company's total revenue grew by approximately 83% from 1993 to 1995. The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future.


     The Company's cost structure includes the direct cost of operations, research and development costs and selling, general and administrative expenses. Cost of operations includes the cost of hardware and software sold, amortization of capitalized software development costs and direct staffing and other costs required to deliver the Company's products and services. Research and development costs include the employee related costs associated with the development and refinement of the Company's products and services. Selling, general and administrative expenses include all selling, marketing, accounting, facilities, human resources, legal and corporate expenses. These costs have varied significantly due to the timing of investments made in the Company's infrastructure, facilities and core staffing.


     The Company has never recorded an operating profit and had an accumulated deficit of approximately $18.9 million as of March 31, 1996. The Company expects to continue to record losses for at least the next five quarters. The ability of the Company to achieve profitability in the future largely depends on its ability to generate revenues from its products and services. In view of the Company's operating history, there can be no assurance that the Company will be able to generate revenue that is sufficient to achieve profitability, to maintain its profitability on a quarterly or annual basis or to sustain or increase its revenue growth in future periods. The Company's limited capitalization may adversely affect the ability of the Company to raise additional capital in the future and could impair the Company's ability to invest in research and development, sales and marketing programs and other operations.

     There are a number of current proposals to revise existing, or to adopt new, state and federal government statutes, regulations and policies affecting various aspects of the healthcare industry. These proposals, if adopted, could affect the business, financial condition and results of operations of the Company. However, given the number of proposals, the fact that many of them conflict with one another and the overall state of uncertainty in this area, the Company is unable to estimate the extent of the impact, if any, that would result from the adoption of one or more of these proposals.


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of revenue for the periods indicated:

                                                                                     THREE MONTHS
                                                           YEAR ENDED                    ENDED
                                                          DECEMBER 31,                 MARCH 31,
                                                   --------------------------       ---------------
                                                   1993       1994       1995       1995       1996
                                                   ----       ----       ----       ----       ----
Revenue:
  Systems.......................................    52 %        67%       58 %        56%       75 %
  Support.......................................    13          16        19          25        20
  Professional services.........................    35          17        23          19         5
                                                   ---        ----       ---        -----      ----
          Total revenue.........................   100         100       100         100       100
Expenses:
  Cost of operations............................    56          70        41          58        45
  Research and development......................    26          34        27          46        22
  Selling, general and administrative...........    78         113        80         125        87
                                                   ---        ----       ---        -----      ----
          Total expenses........................   160         217       148         229       154
                                                   ---        ----       ---        -----      ----
Loss from operations............................   (60 )      (117)      (48 )      (129)      (54 )
  Interest income...............................     2           2         1           1         3
  Interest expense..............................    (3 )        (1)       (7 )        (3)       (6 )
  Other.........................................    (1 )        --        --          --        --
                                                   ---        ----       ---        -----      ----
Net loss........................................   (62 )%     (116)%     (54 )%     (131)%     (57 )%
                                                   ===        ====       ===        =====      ====

Three Months Ended March 31, 1996 and 1995

     Revenue. Revenue for the three months ended March 31, 1996 increased 32% to $1.7 million from $1.3 million in the prior year period. Systems revenue for the three months ended March 31, 1996 increased 77% to $1.2 million from $700,000 in the prior year period and accounted for all of the revenue growth. This increase was due primarily to the increase in unit sales of the Company's MCMP product in addition to the introduction and sale of new MCMP component products. Support revenue for the three months ended March 31, 1996 increased 4% to $330,000 from $318,000 in the prior year period due to an increase in the MCMP installed base of clients. Professional service revenue for the three months ended March 31, 1996 decreased 64% to $87,000 from $242,000 in the prior year period. This change is primarily related to variability in the timing of performance under new and existing consulting contracts.

     Cost of Operations. Cost of operations for the three months ended March 31, 1996 increased 3% to $753,000 from $733,000 in the prior year period, due primarily to the increase of $53,000 in amortization expense of capitalized software development costs. No amortization was recorded in the comparable prior year period as the related products were not ready for sale. Cost of operations for the three months ended March 31, 1996 decreased to 45% of revenue from 58% in the prior year period, due to the increase in revenue for the period.

     Research and Development. Research and development expenses for the period ended March 31, 1996 decreased 37% to $364,000 from $578,000 in the prior year period, due primarily to a decrease in subcontracting costs for development related activities. During the three months ended March 31, 1996, $42,000 of product development activity was capitalized, compared to $68,000 in the prior year period.

Research and development expenses for the three months ended March 31, 1996 decreased to 22% of revenue from 46% in the prior year period, primarily due to the increase in revenue.

     Selling, General and Administrative. Selling, general and administrative expenses for the three months ended March 31, 1996 decreased 8% to $1.4 million from $1.6 million in the prior year period, due to a decrease in staffing and related overhead costs and the implementation of cost controls. Selling, general and administrative expenses for the three months ended March 31, 1996 decreased to 87% of revenue from 125% for the prior year period due primarily to the increase in revenue and the relative fixed nature of these costs.

     Other Income (Expense). Other income (expense) decreased from ($20,000) in the three months ended March 31, 1995 to ($48,000) for the three months ended March 31, 1996. The decrease is attributable to the increase in non-cash imputed interest expense resulting from the issuance of convertible debt, which was partially offset by an increase in earnings from the Company's average cash and cash equivalents balance.

Years Ended December 31, 1995 and 1994

     Revenue. Revenue in 1995 increased 32% to $7.0 million from $5.3 million in 1994. Systems related revenue in 1995 increased 14% to $4.1 million from $3.6 million in 1994. This increase was primarily due to the increase in unit sales of the Company's MCMP product and the introduction and sale of new MCMP component products and other systems. Support revenue in 1995 increased 62% to $1.4 million from $837,000 in 1994 due to an increase in the MCMP installed client base. Professional services revenue in 1995 increased 76% to $1.6 million from $894,000 in 1994 due to an increase in revenues from supplier studies contracts in 1995.

     Cost of Operations. Cost of operations in 1995 decreased 23% to $2.9 million from $3.7 million in 1994, due primarily to a decrease in staffing. Staffing reductions resulted from realizing efficiencies in delivering, installing and supporting new and existing clients. Cost of revenue in 1995 included $63,000 in amortization expense of capitalized software development costs. No amortization was recorded in 1994 as the related products had not yet been released. Cost of operations in 1995 decreased to 41% of revenue from 70% in 1994, due to the same factors together with an increase in revenue during the same period.

     Research and Development. Research and development expenses in 1995 increased 6% to $1.9 million from $1.8 million in 1994, due to the enhancement of current product lines as well as development activities for new products and services. During 1995, $426,000 of product development activity was capitalized, compared to $338,000 in 1994. Research and development expenses in 1995 decreased to 27% of revenue from 34% in 1994, primarily due to revenue increasing at a faster pace than development-related activities.

     Selling, General and Administrative. Selling, general and administrative expenses in 1995 decreased 7% to $5.6 million from $6.0 million in 1994. Staffing levels were lower in 1995 than in 1994, and 1994 included costs associated with the move of the corporate offices. Selling, general and administrative expenses in 1995 decreased to 80% of revenue from 113% in 1994 due to the same factors together with an increase in revenue during the same period.

     Other Income (Expense). Other income (expense) decreased from $35,000 in 1994 to ($416,000) in 1995. The decrease from 1994 to 1995 was attributable primarily to an increase in non-cash imputed interest expense on convertible debt and a decrease in interest income resulting from lower cash and cash equivalents balances during the first three quarters of 1995, compared to 1994.

Years Ended December 31, 1994 and 1993

     Revenue. Revenue in 1994 increased 38% to $5.3 million from $3.8 million in 1993. Systems revenue in 1994 increased 79% to $3.6 million from $2.0 million in 1993. This increase is due primarily to the increase in unit sales of the Company's MCMP product and the introduction and sale of new MCMP component products. Support revenue in 1994 increased 72% to $837,000 from $486,000 in 1993 due to an increase in the MCMP installed client base. Professional services revenue in 1994 decreased 34% to $894,000 from $1.4 million in 1993 due to a decrease in revenues from supplier studies contracts as several significant contracts were concluded.

     Cost of Operations. Cost of operations in 1994 increased 72% to $3.7 million from $2.2 million in 1993, due primarily to additional staffing required to establish the Company's primary delivery capabilities. Cost of operations in 1994 increased to 70% of revenue from 56% in 1993, due to the same factors.

     Research and Development. Research and development expenses in 1994 increased 78% to $1.8 million from $1.0 million in 1993, due primarily to additional staffing. During 1994, $338,000 of product development activity was capitalized, compared to $0 in 1993. Research and development expenses in 1994 increased to 34% from 26% of revenue in 1993, primarily to the foregoing factors.

     Selling, General and Administrative. Selling, general and administrative expenses in 1994 increased 103% to $6.0 million from $3.0 million in 1993, due primarily to costs associated with the move of the corporate offices in 1994 and an increase in staffing management, facilities, equipment and general expenses. Selling, general and administrative expenses in 1994 increased to 113% of revenue from 77% in 1994 due to the same factors.

     Other Income (Expense). Other income (expense) increased from ($80,000) in 1993 to $35,000 in 1994. The increase was primarily attributable to the earnings on the increase in the Company's cash and cash equivalents balances and a decrease in interest expense due to a reduction in debt in 1994 compared to 1993.

QUARTERLY RESULTS

     The following tables set forth certain unaudited quarterly financial data, as well as certain unaudited quarterly financial data as a percentage of revenues, for 1994 and 1995 and for the first quarter of 1996. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited information included elsewhere in this Prospectus and includes all adjustments necessary (consisting of normal recurring adjustments) to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                     THREE MONTHS ENDED
                          ---------------------------------------------------------------------------------------------------------
                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                            1994        1994         1994            1994         1995        1995         1995            1995
                          ---------   --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                       (IN THOUSANDS)
Revenue:
  Systems................  $   772    $    823      $ 1,304        $    688      $   700    $    626      $ 1,256         $1,514
  Support................       59         171          288             319          318         282          366            387
  Professional
    services.............      280         227          197             189          241         408          524            402
                           -------    --------      -------        --------      -------    --------      -------        -------
      Total revenue......    1,111       1,221        1,789           1,196        1,259       1,316        2,146          2,303
Expenses:
  Cost of operations.....      583         862          990           1,265          733         715          686            732
  Research and
    development..........      183         410          448             771          578         497          529            315
  Selling, general and
    administrative.......    1,246       1,412        1,428           1,945        1,577       1,379        1,232          1,443
                           -------    --------      -------        --------      -------    --------      -------        -------
      Total expenses.....    2,012       2,684        2,866           3,981        2,888       2,591        2,447          2,490
                           -------    --------      -------        --------      -------    --------      -------        -------
Loss from operations.....     (901)     (1,463)      (1,077)         (2,785)      (1,629)     (1,275)        (301)          (187)
  Interest income........       33          35           21               4           19           8            2             33
  Interest expense.......      (21)        (15)         (17)            (15)         (39)       (115)        (140)          (189)
  Other..................       --           1            6               2           --          --            2              3
                           -------    --------      -------        --------      -------    --------      -------        -------
Net loss.................  $  (889)   $ (1,442)     $(1,067)       $ (2,794)     $(1,649)   $ (1,382)     $  (437)        $ (340)
                           =======    ========      =======        ========      =======    ========      =======        =======
           THREE MONTHS ENDED
- ------------------------------------
                           MARCH 31,
                             1996
                           ---------
         (IN THOUSANDS)
Revenue:
  Systems................   $ 1,242
  Support................       330
  Professional
    services.............        87
                            -------
      Total revenue......     1,659
Expenses:
  Cost of operations.....       753
  Research and
    development..........       364
  Selling, general and
    administrative.......     1,445
                            -------
      Total expenses.....     2,562
                            -------
Loss from operations.....      (903)
  Interest income........        58
  Interest expense.......      (106)
  Other..................        --
                            -------
Net loss.................   $  (951)
                            =======

                                                                     THREE MONTHS ENDED
                          ---------------------------------------------------------------------------------------------------------
                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                            1994        1994         1994            1994         1995        1995         1995            1995
                           -------    --------      -------        --------      -------    --------      -------        -------
Revenue:
  Systems................       69%         67%          73%             58%          56%         48%          59%            66%
  Support................        5          14           16              27           25          21           17             17
  Professional
    services.............       25          19           11              16           19          31           24             17
                           -------    --------      -------        --------      -------    --------      -------        -------
      Total revenue......      100         100          100             100          100         100          100            100
Expenses:
  Cost of operations.....       52          71           55             106           58          54           32             32
  Research and
    development..........       16          34           25              64           46          38           25             14
  Selling, general and
    administrative.......      112         116           80             163          125         105           57             63
                           -------    --------      -------        --------      -------    --------      -------        -------
      Total expenses.....      181         220          160             333          229         197          114            108
                           -------    --------      -------        --------      -------    --------      -------        -------
Loss from operations.....      (81)       (120)         (60)           (233)        (129)        (97)         (14)            (8)
  Interest income........        3           3            1              --            1           1           --              1
  Interest expense.......       (2)         (1)          (1)             (1)          (3)         (9)          (7)            (8)
  Other..................       --          --           --              --           --          --           --             --
                           -------    --------      -------        --------      -------    --------      -------        -------
Net loss.................      (80)%      (118)%        (60)%          (234)%       (131)%      (105)%        (20)%          (15)%
                           =======    ========      =======        ========      =======    ========      =======        =======

           THREE MONTHS ENDED
- ------------------------------------
                           MARCH 31,
                             1996
                            -------
Revenue:
  Systems................        75%
  Support................        20
  Professional
    services.............         5
                            -------
      Total revenue......       100
Expenses:
  Cost of operations.....        45
  Research and
    development..........        22
  Selling, general and
    administrative.......        87
                            -------
      Total expenses.....       154
                            -------
Loss from operations.....       (54)
  Interest income........         3
  Interest expense.......        (6)
  Other..................        --
                            -------
Net loss.................       (57)%
                            =======

     The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary from quarter to quarter in the future. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including: the Company's relatively long sales cycle, variable customer demand for its products and services; changes in the Company's product mix and the timing and relative prices of product sales; the loss of customers due to consolidation in the healthcare industry; changes in customer budgets; investments by the Company in marketing or other corporate resources; acquisitions of other companies or assets; the timing of new product introductions and enhancements by the Company and its competitors; changes in distribution channels; sales and marketing promotional activities and trade shows; and general economic conditions. Further, due to the relatively fixed nature of most of the Company's costs, which primarily include personnel costs, as well as facilities costs, any unanticipated shortfall in revenue in any fiscal quarter would have an adverse effect on the Company's results of operations in that quarter. Accordingly, the Company's operating results for any particular quarterly period may not necessarily be indicative of results for future periods.

     In addition, the Company's quarterly results have been, and may continue to be, affected by supplier and provider budgeting practices that cause many discretionary purchase decisions to be made before certain quarter and year ends. The timing of quarterly revenue is also affected by the ability of the Company to perform on its contracts, which is subject to the availability of the client personnel as well as the availability of the Company's personnel. Although the Company has not historically experienced any material seasonality in its operating results, the Company could experience such seasonality in the future, which could cause fluctuations in the Company's quarterly results.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has never recorded an operating profit and had an accumulated deficit of approximately $18.9 million as of March 31, 1996. Since its inception, the Company has financed its operations primarily through the private issuance of Common Stock, convertible preferred stock, stockholder notes and other debt instruments for net proceeds aggregating $22.2 million and, to a lesser extent, from revenues from operations. The Company's working capital needs are expected to continue to increase as the Company pursues its growth strategy and the Company does not expect to record a profit for at least the next five quarters. As of March 31, 1996, the Company had net working capital of $763,000, including cash and cash equivalents of $2.6 million. The Company currently has no material commitments for capital expenditures.



     Historically, the Company's operating activities have not generated positive cash flow due to increasing accounts receivable attendant to the Company's growth as well as research and development and other expenses. The Company has executed a letter of intent to obtain a secured line of credit to finance its accounts receivable growth. While the Company believes that it will be successful in securing this line of credit, there can be no assurance that the Company will be able to enter into a line of credit on terms satisfactory to the Company.


     The Company anticipates financing its growth strategy through the net proceeds from this offering, its current cash resources, revenues from operations and third party credit facilities. The Company believes the combination of these sources will be sufficient to fund its operations and satisfy the Company's cash requirements for the next 24 months. If proceeds from the offering, together with such other sources of funds, are not sufficient to fund operations until the Company achieves positive cash flow, the Company would be required to seek additional capital by incurring additional indebtedness or issuing, in public or private transactions, equity or debt securities. However, there can be no assurance that suitable debt or equity financing would be available to the Company.

     The Company does not believe the impact of inflation has significantly affected the Company's operations.

                                    BUSINESS

OVERVIEW

     APACHE is a leading provider of clinically-based decision support information systems to the healthcare industry. The Company believes that it is the only healthcare information company that can provide hospitals and physicians with patient-specific, concurrent and predictive outcomes information at the point of care that can be used to assist them in making clinical and resource utilization decisions. APACHE's products and services address the information needs of both clinicians and healthcare administrators by enabling joint access to clinical and cost information, which facilitates both the containment of costs and the delivery of high-quality care. APACHE's products and services are focused on high-risk, high-cost patients, such as cardiovascular care and critical care patients, who typically account for a disproportionately large share of hospital costs.

INDUSTRY BACKGROUND

     The nearly $1 trillion healthcare industry in the United States has undergone rapid changes during the past decade. Government regulators and the private sector have instituted various measures intended to lower the rate of increase in healthcare expenditures, including the institution of prospective payment programs, reductions in reimbursement rates, discounted fee-for-service programs and capitation payments. As a result of the continued migration from fee-for-service towards managed care, significant components of the financial risk inherent in the provision of healthcare have been transferred from payers to providers. Providers include hospitals, physicians and integrated delivery systems ("IDSs"), which are combinations of hospitals and physicians for managed care contracting purposes. In response to the transfer of financial risk, healthcare providers have increasingly focused their efforts on reducing costs while continuing to meet expectations for high-quality care.

     Hospitals initially responded to the increasing financial pressure by pursuing administrative cost savings. These cost savings, such as those resulting from negotiating discounted purchases and optimizing staff and inventory, were facilitated in part through the analysis of data generated by administrative and financial information systems. Although many of these administrative savings initiatives have been implemented, the financial pressures on providers continue to increase. The next opportunity to realize significant savings is in more efficiently managing utilization of clinical resources, such as controlling the number and type of procedures performed and the length of a patient's stay. In order to realize such savings while maintaining the quality of care, providers have sought access to sophisticated clinical information.

     Initial efforts to develop decision support tools were based on the use of data derived from charge-based information such as billing and claims forms. Charge-based systems have a number of limitations, including: (i) the lack of clinical detail that is inherent in charge data; (ii) the lack of statistically significant comparative clinical information against which individual cases can be measured; (iii) the retrospective nature of the information, which is unable to support medical decision makers during the care process; and (iv) clinicians' skepticism of clinical data derived from financial records. Moreover, such systems generally have not been designed to focus on high-risk, high-cost patients, who typically account for a disproportionately large share of hospital costs.

     In recent years, it has become possible to develop clinical decision support systems that overcome these limitations. Methodologies have been developed that incorporate complex techniques of data collection and analysis to allow the assessment and prediction of clinical outcomes, or results, of patient treatment. Using these methodologies, extensive databases comprised of clinical outcomes information have been created. The collection of information for these databases has been made more affordable by the development of integration technology, which allows the information to be drawn directly from patient recordkeeping systems. Finally, more powerful software and hardware have become available to collect, retrieve and analyze patient-specific clinical outcomes data.

     In response to these technological advancements and continued healthcare industry trends, healthcare providers and suppliers are seeking more sophisticated, outcomes-based clinical decision support information systems. Such systems could provide timely access to patient-specific and severity-adjusted clinical outcomes information to assist healthcare providers in making critical point-of-care decisions. Ultimately, the Company believes that the availability of decision support tools that measure the current health status of patients and help predict clinical outcomes would facilitate the delivery of high-quality care at a lower cost.

THE APACHE SOLUTION

     APACHE believes that its products and services address the healthcare industry's need for sophisticated outcomes-based clinical decision support information systems. The APACHE solution bridges the gap between the information needs of clinicians and those of hospital administrators by enabling joint access to clinical and cost information, which facilitates both the containment of costs and the delivery of high-quality care. The Company's systems, which incorporate software, hardware and related consulting services, generate information to assist providers in making timely and informed clinical resource utilization and patient care decisions. These clinical decision support systems are designed to enable providers to:

     - Determine appropriate cost-effective treatment plans for individual patients.

     - Compare actual individual patient outcomes with both predicted patient outcomes and statistically relevant similar hospital, regional and national norms.

     - Analyze the performance of physicians by using clinically-based, peer-reviewed severity-adjustment methods.

     - Analyze and measure quantifiable improvements in the clinical and cost outcomes of specified groups of patients.

     - Relate staffing and bed mix to the severity-adjusted mix of patients in a hospital unit.

     APACHE's products and services are differentiated from other healthcare decision support systems by the combination of the following factors:

     - Detailed Clinical Data. APACHE's products and services utilize detailed clinical data on a variety of health parameters (e.g., vital signs, laboratory results and measures of physiological function) and outcomes data (e.g., adverse occurrences, morbidity and mortality). In addition, APACHE's products and services utilize administrative and cost data, such as active treatment data and patient length of stay data.

     - Patient-specific, Severity-adjusted Data. APACHE's products and services utilize clinical and cost data for individual patients, in addition to patient groups. APACHE's methodologies severity-adjust these data to enable the assessment of the overall health status of the patient. Severity adjustment is a technique for weighting the relative factors affecting the degree of illness of a patient. Physicians use APACHE's patient-specific clinical decision support systems to develop individual patient care plans incorporating APACHE's severity-adjusted outcomes predictions.

     - Concurrent, Predictive Outcomes Information. APACHE's systems support physician decision making by providing outcomes information to the physician in three timeframes: (i) predictions of the patient's outcomes (e.g., mortality, adverse occurrences and length of stay); (ii) current information, such as the patient's daily health status; and (iii) historical or retrospective information about the patient or groups of similar patients. In contrast to retrospective systems, APACHE's ability to provide concurrent information permits the generation of predictive information during the course of a patient's care, thereby enhancing a physician's ability to direct treatment resources as the patient's health status changes.

     - Continuum of Care Capability. APACHE's products and services provide information to the physician throughout a patient's hospital stay by tracking the patient's outcomes with predictions on clinical and cost results, both pre- and post-procedure, thereby enabling physicians to better measure the appropriateness and adequacy of the care.

     - High-risk, High-cost Patient Focus. Unlike decision support systems that focus primarily on general hospital patients, APACHE's systems are specifically designed to help predict outcomes for high-risk, high-cost patients, such as cardiovascular care and critical care patients. These patients typically represent a disproportionately large share of hospital costs.

     APACHE's solution is derived from the Company's clinical outcomes methodologies and proprietary databases.


     Clinical Outcomes Methodologies. APACHE's methodologies include algorithms that apply relative weightings to selected physiological variables to define a patient's health status. APACHE's methods of measuring variations in a patient's health status have been utilized in connection with more than 600 peer-reviewed articles in professional journals. APACHE has acquired rights to and refined these methodologies, which were originally developed over periods ranging from six to 18 years by leading academic medical centers such as The George Washington University Hospital, Dartmouth-Hitchcock Medical Center and The Cleveland Clinic Foundation. APACHE acquired rights to its first methodology, the critical care methodology, in 1988 through an exclusive commercial license agreement with The George Washington University.


     Proprietary Databases. The Company's databases include data on a variety of health parameters, such as vital signs, laboratory results and measures of physiological function, as well as outcomes data, such as adverse occurrences, morbidity and mortality. The databases contain information from more than 550,000 patients, many of whom are high-risk, high-cost patients. The Company created, and continues to refine, the critical care and sub-acute care databases. APACHE acquired rights to its cardiovascular care and acute care databases in connection with the acquisition of the rights to related methodologies and has subsequently expanded and refined these databases. APACHE's databases are periodically updated with patient data from customers as well as special studies, with the goal of ensuring that the databases reflect the results of current medical practice on a national basis.

     APACHE's products and services currently include coverage of patients in the following categories: cardiovascular care, critical care, acute care and sub-acute care. The cardiovascular care category includes angioplasty, open heart surgery and cardiac catheterization patients, among others. The critical care category includes acute myocardial infarction, lung cancer and drug overdose patients, among others. The acute care category includes congestive heart failure, stroke and hysterectomy patients, among others. The sub-acute care category includes emphysema, pneumonia and ventilator-dependent patients, among others.

THE APACHE STRATEGY

     The Company's objective is to become the leading provider of clinical outcomes data and decision support systems and services to healthcare providers, suppliers and payers. APACHE intends to achieve this objective through the implementation of the following strategies:

     - Leverage Existing Customer Base. APACHE's comprehensive and integrated product line provides opportunities for the Company to market additional products and services to its existing customer base. The modular nature of APACHE's Medical Cost Management Program ("MCMP") allows healthcare providers to add to an existing system as APACHE introduces new products and services or as customer needs expand. The Company believes that many of its existing Benchmark Study and Consulting Study customers will purchase the Company's more sophisticated MCMP systems as they experience the benefits of APACHE's products and services.

     - Expand Market Share in the Provider Market. APACHE has provided products or services to over 500 of the approximately 5,200 community hospitals throughout the United States and, therefore, believes it has a significant opportunity to expand its market share. The Company plans to expand its market share by increasing (i) the range of products and services offered; (ii) the size of the direct sales force; (iii) its marketing budget; and (iv) its utilization of distribution relationships.

     - Expand Market Share in the Supplier Market and Enter the Payer
       Market. APACHE has performed clinical trial studies and disease management projects for leading pharmaceutical and biotechnology companies and plans to expand its presence in the supplier market. In addition, while the Company currently markets its products and services primarily to providers and suppliers, APACHE intends to pursue opportunities in the healthcare payer market by leveraging existing methodologies and databases to develop products and services for healthcare payers.

     - Add Methodologies, Databases, Products and Services. APACHE seeks to acquire, license or develop new methodologies, databases, software and technologies in order to enhance existing products as well as to offer new products and services across the continuum of care, both within and outside of the hospital. In addition to its internal product development activities, the Company expects to pursue the acquisition of product lines and medical data resources and will consider the acquisition of complementary businesses.

     - Continue to Develop Relationships with Key Industry Participants. The Company believes that relationships with key industry participants enhance APACHE's ability to develop new products, increase penetration of existing markets and gain access to new markets. The Company has formed a relationship with Cerner Corporation ("Cerner") pursuant to which Cerner has agreed to market one of APACHE's methodologies as a component of Cerner's product line. In addition, the Company cooperates with other industry participants, such as Hewlett-Packard Company and EMTEK Motorola Healthcare Company, to incorporate APACHE's software into their critical care products. APACHE intends to pursue strategic relationships with other healthcare information systems companies, providers, suppliers and payers.

APACHE PRODUCTS AND SERVICES

     APACHE offers a comprehensive line of integrated clinical decision support products and services to healthcare providers and suppliers. These products and services encompass software, hardware, and related consulting services. The following table summarizes the products and services offered or being developed by the Company:


- --------------------------------------------------------------------------------------------------------------
                                                                 NUMBER OF
                                 YEAR            CUSTOMER        CUSTOMER
        PRODUCT/SERVICE       INTRODUCED           TYPE          SALES(1)             DESCRIPTION
- --------------------------------------------------------------------------------------------------------------
    Medical Cost Management      1992           Hospitals            50       Comprehensive clinical
    Program                                      and IDSs                     decision support system
- --------------------------------------------------------------------------------------------------------------
    Outcomes Repository and      1996           Hospitals             2       Collection and integration
    Integration Services(2)                      and IDSs                     system for a hospital's
                                                                              clinical and financial data
- --------------------------------------------------------------------------------------------------------------
    Enterprise Information       1995           Hospitals            24       Software tool to provide
    System ("EIS")                               and IDSs                     comparative analysis of a
                                                                              provider's performance
- --------------------------------------------------------------------------------------------------------------
    Benchmark Study              1993           Hospitals           173       Comparative analysis and
                                                 and IDSs                     report of a provider's
                                                                              clinical and financial
                                                                              performance
- --------------------------------------------------------------------------------------------------------------
    Hand-held Risk Predictor     Under          Hospitals           N/A       Portable electronic device
                              Development                                     used to predict clinical
                                                                              outcomes at the point of
                                                                              care
- --------------------------------------------------------------------------------------------------------------
    Consulting Studies           1994           Hospitals            11       Clinical process and
                                                                              management consulting
- --------------------------------------------------------------------------------------------------------------
    Supplier Studies             1993         Pharmaceutical         16       Studies that analyze
                                            and Biotechnology                 clinical trial data and
                                                Companies                     develop disease management
                                                                              patient profiles and
                                                                              outcomes data
- --------------------------------------------------------------------------------------------------------------


(1) Some customers have purchased more than one product or service.

(2) Available previously only as part of the MCMP.

     Medical Cost Management Program. The MCMP is the centerpiece of APACHE's family of products and services. It is an integrated decision support system comprised of software, hardware and related consulting services designed to provide point-of-care, severity-adjusted clinical and financial information to physicians within the hospital.

     Healthcare providers can use the Company's MCMP system to: (i) manage the quality and cost of care for high-risk, high-cost patients; (ii) compare actual individual patient outcomes with both predicted patient outcomes and statistically relevant similar hospital, regional and national norms; (iii) analyze and compare the performance of physicians using clinically-based, peer-reviewed severity-adjustment methods; (iv) analyze and measure quantifiable improvements in the clinical and cost outcomes of specified groups of patients; and (v) relate staffing and bed mix to the severity-adjusted mix of patients in a hospital unit. Through the MCMP, a provider can develop a customized outcomes-based clinical decision support program. The customer may select from four care-specific modules: cardiovascular care, critical care, acute care and sub-acute care. The reports and analyses that customers can produce using the MCMP include length of stay reviews, physician profiling reports, readmission reviews and non-surviving outlier reports.

     The technical capabilities of the MCMP are combined with a four-step clinical process improvement strategy that provides clinicians with a structured approach for using information generated by a Company system to match the patient's health status with the most appropriate care plan. First, the MCMP analyzes and compares, initially through a Benchmark Study, the clinical and financial data of a select group of the provider's patients who all suffer from the same disease to the best demonstrated practices identified in APACHE's database. Second, providers combine these guidelines with their patients' severity-adjusted clinical data to target specific patients for active practice management. Third, providers utilize the results from this analysis to develop severity-adjusted guidelines and practice management strategies. In the final step, the MCMP generates real-time, severity-adjusted information that the provider can use to improve the cost-effectiveness and appropriateness of an individual patient's care.

     The hub of the MCMP is the Outcomes Repository, which holds the hospital's relevant clinical and financial data. The Outcomes Repository can interface electronically with the hospital's existing computerized systems, such as laboratory, clinical registries, billing, admissions and cost accounting, and is designed to reduce substantially manual data entry. The Outcomes Repository interfaces can be real-time, providing current information to APACHE's software applications. For example, when a laboratory test is completed, the results can be made immediately available in the Outcomes Repository. The Company currently offers Outcomes Repository interfaces for most major hospital information systems, including those offered by HBO & Company, Shared Medical Systems, Inc., Cerner and Sunquest Information Systems, Inc.


     The EIS is the analysis and reporting software tool that can also provide the customer with easy access to data in the Outcomes Repository. This Windows-based system uses point and click technology that requires little training. The EIS is designed to operate on the desktop personal computers of administrative and clinical decision makers.


     Outcomes Repository and Integration Services. During the first quarter of 1996, the Company introduced the Outcomes Repository and associated services as a stand-alone product line. It is designed for hospitals or IDSs that have special integration or data repository requirements.

     EIS. In addition to being a fully-integrated component of the MCMP, during 1995, the Company made the EIS available as a stand-alone product. Hospitals and IDSs that do not purchase a complete MCMP can purchase an EIS to perform comparative analysis and reporting of data from a stand-alone Outcomes Repository or clinical data from other sources.

     Benchmark Studies. APACHE offers Benchmark Studies that provide an independent, severity-adjusted assessment of the customer's performance, with particular focus on high-risk, high-cost patients. The first step of a Benchmark Study is to gather physiological, outcome and other relevant retrospective data from a sample of the provider's own patients. These data are then compared to APACHE's national databases of severity-adjusted clinical information. This comparison is used to generate a report that shows the provider's performance in rendering patient care in the treatment of a specific medical condition and allows six levels of normative comparisons of the provider's practices: best demonstrated practices, optimal practices, similar hospital practices, regional practices, national practices and international practices.

     In addition to using the results of a Benchmark Study as a one-time "snapshot" of the provider's historical performance, a provider can use the study as the basis for adjusting its future practices to better align it with the best demonstrated practices identified by the study. Hospitals can use Benchmark Study data to identify areas for improvement in clinical practices, quality and cost performance. Benchmark Studies are currently offered in cardiovascular care, critical care, acute care and sub-acute care, and they can serve as an entry point to the MCMP and other APACHE products and services.

     Hand-held Risk Predictor. The Company is currently developing this portable device, which is designed to make APACHE's outcomes predictions available at the point of care in locations where an MCMP might not be needed (e.g., physicians' offices). This device will provide severity-adjusted individual patient predictions designed to assist clinicians in making informed decisions prior to treatment. The development of this device is being conducted pursuant to an agreement with one of the Company's healthcare provider customers, who is currently testing prototype versions of the device. The Company intends to develop this hand-held product further, to enable wireless access to a customer's Outcomes Repository.

     Consulting Studies. APACHE's clinical and financial consultants work with existing MCMP customers and others in the following areas: (i) high-risk, high-cost patient facilities planning and management; (ii) severity-adjusted care guideline development; (iii) clinical process improvement for specific diseases; (iv) strategic outcomes planning; (v) organizational and productivity assessment; and (vi) population-based planning. APACHE's consultants also work with customers to design and build customized outcomes solutions supporting the customer's business strategies.

     Supplier Studies. The Company offers clinical trial support services to pharmaceutical and biotechnology companies. Through the use of its methodologies and proprietary databases, APACHE assists these companies by providing clinical trial data support for drugs under testing or review for approval by the FDA or other regulatory authorities. APACHE also utilizes its methodologies and proprietary databases to assist suppliers of disease management programs in developing patient profiles and analyzing the outcomes of selected courses of treatment. These programs, which typically focus on a specific chronic disease such as congestive heart failure, consist of profiles of typical patients, criteria for evaluating patient risks and needs, and recommended courses of treatment. Suppliers of disease management programs can help healthcare providers more efficiently treat these patients by providing a "prepackaged" treatment program for common non-acute diseases.

CUSTOMER TRAINING AND SUPPORT


     The Company provides training to customers on the use of APACHE's products. In addition to direct user training, APACHE trains customer representatives to train their own personnel. Following initial training, the Company provides a high level of customer support including follow-up training, a toll-free, 24-hour-per-day, seven-day-per-week customer service hotline and periodic product upgrades. Customers pay an annual support service fee approximately equal to 15% of the hardware and software portion of the product price for these ongoing support services.


CUSTOMERS

     APACHE currently markets its products and services to two types of customers: healthcare providers and healthcare suppliers. To date, APACHE has sold its products and services to more than 280 customers. The Company's healthcare provider customers, representing more than 500 hospitals worldwide, are primarily medium to large individual hospitals, hospital systems or alliances and large physician group practices. The Company's healthcare supplier customers are primarily pharmaceutical manufacturers and biotechnology companies. In addition, as the Company increases the range of products and services offered, the Company intends to market to insurance companies, health maintenance organizations and other managed care companies, and other healthcare payers.

     The Company's provider customer base is geographically diverse, including urban and rural hospitals located primarily throughout the United States. The Company has also sold an MCMP to a hospital in Australia and consulting services to hospital groups in the United Kingdom and Japan. APACHE's supplier customers are located primarily in the United States. While foreign activity has not been material to date, the Company intends to develop further these markets in the future.


     The Company's provider customers include hospitals within investor-owned hospital chains, such as Doctor's Hospital of Dallas, a member of Tenet Healthcare Corporation, and St. Vincent Charity Hospital, a member of Columbia/HCA Healthcare Corporation; academic and teaching hospitals, such as The Cleveland Clinic Foundation and The Mayo Foundation; not-for-profit hospitals within integrated systems, such as Kaiser Foundation Hospitals; and community hospitals. In addition, APACHE's provider customers include Vencor, Inc., a multi-facility provider of long-term acute and sub-acute care; medical professional organizations, such as the American College of Cardiology, with which the Company recently contracted to provide data analysis and risk modeling services for approximately 200 hospitals; medical consortiums, such as the University HealthSystem Consortium, with which the Company recently contracted to conduct Benchmark Studies at approximately 40 hospitals; and medical coalitions, such as the Cleveland Health Quality Choice Program.


TECHNOLOGY AND PRODUCT DEVELOPMENT

     The Company believes that the timely development of new products and the enhancement of existing products and services are important to continue to build on its competitive position. APACHE releases upgrades and new products on a periodic basis.

     The Company's product development strategy is directed toward creating new products that: (i) leverage APACHE's databases; (ii) increase the functionality of current products; (iii) expand coverage along the continuum of care and to additional disease or procedure groups; and (iv) provide customers with a selection of decision support systems at various price points. The Company's products are primarily internally developed software and analytical studies. Hardware products offered by the Company are sourced from other vendors and resold by APACHE as components of an integrated system incorporating the Company's software. The software products are generally built on a client/server architecture that includes UNIX workstation servers, Windows-based PCs, graphical user interfaces and other software developed by third-party vendors. The server hosts a comprehensive data repository using relational database management system ("RDBMS") technologies and multidimensional database ("MDDB") technologies. The server can interface with hospital systems, such as the laboratory, admission and bedside charting systems, and uses the current versions of the industry standard healthcare information protocols.

     In addition, the Company has developed relationships with key industry participants to enhance its product offerings. For example, the Company has cooperated with Hewlett-Packard Company and EMTEK Motorola Healthcare Company to incorporate APACHE's software into their critical care products.

     APACHE's consultants offer guidance to the Company's research and development process by providing current market research regarding customer preferences. Consulting services build on the Company's databases, software products and broad disease coverage. As these products and services continue to evolve, additional consulting applications will be developed and marketed to existing and new customers.

SALES AND MARKETING

     The Company markets and sells its products and services generally through its seven-person direct sales force, each of whom focuses on a specific geographic region of the country. The Company has developed a customer profiling process based upon criteria established by the Company that is designed to identify healthcare providers that have the greatest opportunities for cost savings. APACHE's direct sales force targets its marketing efforts at those healthcare providers that are highlighted through this profiling process.

     APACHE believes that the most effective use of its direct sales force in marketing provider programs is to focus on individual hospitals, typically having 250 or more licensed beds, hospital systems or alliances and large physician group practices. The Company markets some of its provider programs, particularly Benchmark Studies and the EIS, to smaller individual hospitals and other healthcare providers through focused print advertising and telemarketing, as well as through medical professional organizations and medical consortiums. In addition, the Company has formed a relationship with Cerner pursuant to which Cerner has agreed to market one of APACHE's methodologies as a component of Cerner's product line.

     APACHE's consulting services are marketed both as part of the MCMP and separately by the Company's consultants as a stand-alone product. The Company's supplier programs are marketed by the developers of those programs and other Company professionals directly to pharmaceutical and biotechnology companies.

     The Company intends to use a portion of the proceeds of the offering to expand its direct sales force from seven to 14 representatives. This increase will reduce the geographic responsibility for each salesperson, thereby allowing more intense coverage in each region. In addition, APACHE may rely on strategic relationships in the future to market certain of its provider programs, both domestically and internationally.

PROPRIETARY RIGHTS

     The Company has made significant investments in the development and maintenance of its risk-adjustment methodologies and its proprietary clinical and financial databases and software. The clinical databases maintained by the Company include a highly detailed level of clinical information that the Company believes provides a key advantage over competing decision support systems when combined with APACHE's value-added clinical software. APACHE has multi-disciplinary clinical and database management personnel that audit, edit and standardize data from customers and other sources to maintain highly statistically relevant databases. The Company believes that the sophistication of its risk-adjustment methodologies, the richness of its corresponding proprietary databases and the usefulness of its software provide better outcomes measurements and utilization control than competitive systems.


     The Company depends upon a combination of trade secret and copyright laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights in its methodologies, databases and software. The Company has not filed any patent applications covering its methodologies and software. The Company distributes its software products under agreements that grant customers non-exclusive licenses and contain terms and conditions restricting the disclosure and use of APACHE's databases or software and prohibiting the unauthorized reproduction or transfer of its products. In addition, APACHE attempts to protect the secrecy of its proprietary databases and other trade secrets and proprietary information through agreements with employees and consultants. Portions of APACHE's methodologies are, however, available in scientific literature and bona fide researchers have been granted access to portions of APACHE's databases for peer review and other research purposes.


     The Company also seeks to protect the source code of its software and its databases as trade secrets and under copyright law. The Company has copyright registrations for certain of its software, user manuals and databases. The copyright protection accorded to databases, however, is fairly limited. While the arrangement and selection of data are protectible, the actual data are not, and others are free to create databases that perform the same function. The Company believes, however, that the creation of competing databases would be very time consuming and costly.


     "APACHE" is registered as a trademark and/or service mark in connection with certain of the Company's current products and services in the United States, Australia, Benelux, Brazil, France, Germany, Sweden and the United Kingdom. Applications to register the "APACHE" mark are pending in Canada and Italy. The Company believes that it has developed substantial goodwill in connection with its mark as an indicator of quality products and services.


     The Company believes that, aside from the various legal protections of its proprietary information and technologies, factors such as the technological and creative skills of its personnel and its ongoing reliable product maintenance and support are integral to establishing and maintaining its leadership position within the healthcare industry due to the rapid pace of innovation within the software industry. In addition, although the

Company believes that its products do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim.

COMPETITION

     The market for healthcare information systems and services is highly competitive and rapidly changing. The Company believes that the principal competitive factors for clinical outcomes systems are the quality and depth of the underlying clinical outcomes databases, the proprietary nature of methodologies, databases and technical resources, the usefulness of the data and reports generated by the software, customer service and support, compatibility with the customer's existing information systems, potential for product enhancement, vendor reputation, price and the effectiveness of marketing and sales efforts.


     The Company's competitors include other providers of clinical support systems. Many of the Company's competitors and potential competitors have greater financial, product development, technical and marketing resources than the Company, and currently have, or may develop or acquire, substantial installed customer bases in the healthcare industry. The Company also faces significant competition from internal information services at individual hospitals, large hospital alliances, for-profit hospital chains and managed care companies, many of which have developed their own outcomes databases. However, the Company's products and services are differentiated from the products and services offered by the Company's competitors and potential competitors by virtue of the fact that the Company's products and services, unlike competing products and services, focus primarily on high-risk, high-cost patients and provide both concurrent and predictive outcomes information. As the market for decision support systems develops, additional competitors may enter the market and competition may intensify. While the Company believes that it has successfully differentiated itself from competitors, there can be no assurance that future competition would not have a material adverse effect on the Company.


GOVERNMENT REGULATION


     The confidentiality of patient records and the circumstances under which such records may be released is subject to substantial regulation under state and federal laws and regulations. To protect patient confidentiality, data entries to APACHE's databases omit any patient identifiers, including name, address, hospital and physician. The Company believes that its procedures comply with the laws and regulations regarding the collection of patient data in substantially all jurisdictions, but regulations governing patient confidentiality rights are evolving rapidly and are often difficult to apply. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of such information to implement security measures that may be of substantial cost to the Company. There can be no assurance that changes to state or federal laws would not materially restrict the ability of the Company to obtain patient information originating from records.


     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, government regulation of reimbursement rates and capital expenditures in the United States healthcare industry has increased. Lawmakers continue to propose programs to reform the United States healthcare system, which may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for the Company's customers. Healthcare industry participants may react to these proposals by curtailing or deferring investments, including investments in the Company's products. The Company cannot predict what impact, if any, such factors may have on its business, financial condition and results of operations or on the price of the Common Stock.

     Certain products, including software applications, intended for use in the diagnosis of disease or other conditions, or in the cure, treatment, mitigation or prevention of disease, are subject to regulation by the FDA under the Federal Food, Drug and Cosmetic Act of 1938 (the "FDCA"), as amended. The FDCA imposes substantial regulatory controls over the manufacturing, testing, labeling, sale, distribution, marketing and promotion of medical devices and other related activities. These regulatory controls can include, for example, compliance with the following: manufacturer establishment registration and device listing; current good manufacturing practices; completion of premarket notification or premarket approval; medical device adverse event reporting; and general controls over misbranding and adulteration. Violations of the FDCA can result in severe criminal and civil penalties, and other sanctions, including, but not limited to, product seizure, recall, repair or refund orders, withdrawal or denial of premarket notifications and approvals, and denial or suspension of government contracts, and injunctions against unlawful product manufacture, labeling, promotion, and distribution or other activities.

     In its 1989 Policy for the Regulation of Computer Products (the "1989 Policy Statement"), the FDA stated that it intended to exempt certain clinical decision support software products from a number of regulatory controls. Under the 1989 Policy Statement, the FDA stated that it intended to promulgate regulations exempting decision support software products that are intended to involve "competent human intervention before any impact on human health occurs (e.g., where clinical judgment and experience can be used to check and interpret a system's output)" from the following controls: manufacturer establishment registration and device listing, premarket notification, and compliance with the medical device reporting and current good manufacturing practice regulations. In the 1989 Policy Statement, the FDA stated that until it promulgated regulations implementing the exemptions, manufacturers of eligible decision support software products would not be required to comply with those controls.

     Since issuing the 1989 Policy Statement, the FDA has neither promulgated the exemption regulations discussed in the 1989 Policy Statement nor actively sought to enforce compliance with the controls discussed in such Policy Statement. Furthermore, the FDA has referred to the 1989 Policy Statement in official presentations regarding software regulation and in decisions and opinions regarding the regulatory status of various products. Over the last few years, however, the FDA has stated that it intends to revise the 1989 Policy Statement and to base exemptions from regulatory controls, if any, upon a product specific "risk factor" analysis. The risk factors the FDA has proposed using include: (i) seriousness of the disease to be diagnosed or treated; (ii) time frame for use of the information; (iii) concordance with accepted medical practice; (iv) format of data and its presentation; (v) individualized versus aggregate patient care recommendations; and (vi) clarity of algorithms used in the software. Given the formative state of the FDA's evaluation and possible revision of the 1989 Policy Statement, there can be no assurance as to the criteria or application of such revisions, if any.

     The Company's products are intended to assist health care providers analyze economic and quality data related to patient care and expected outcomes in order to maximize or monitor the cost-effectiveness of general treatment plans and practice guidelines. These products are not intended to provide specific diagnostic data or results or affect the use of specific therapeutic interventions. As such, the Company believes that its products are not medical devices under the FDCA and, thus, are not subject to the controls imposed on manufacturers of medical devices. The Company further believes that to the extent that its products are determined to be medical devices, they fall within the exemptions for decision support systems provided by the 1989 Policy Statement. The Company has not taken action to comply with the requirements that would otherwise apply if the Company's products were non-exempt medical devices.

     Since 1992, the Company's products have been widely marketed and have been reviewed or evaluated in the medical literature. The FDA has neither requested that the Company take any action to comply with any controls under the FDCA nor notified the Company that it is not in compliance with any such controls. The Company is not aware of the FDA requiring other developers of similar products to take any action to comply with any controls under the FDCA, or of the FDA notifying such developers that they are not in compliance with any such controls with respect to those similar products.

     Nevertheless, there can be no assurance that the FDA will not make such a request or take other action to require the Company to comply with any or all current or future controls applicable to medical devices. There can be no assurance that, if such a request were made or other action were taken, the Company could comply in a timely manner, if at all, or that any failure to comply would not have a material adverse effect on the Company's business, financial condition, results of operations or on the price of the Common Stock, or that the Company would not be subjected to significant penalties or other sanctions. There can be no assurance that the FDA will continue any or all of the exemptions provided in the 1989 Policy Statement, or in a revised policy statement, if any, or that the FDA will promulgate regulations formally implementing such exemptions. There can be no assurance that the Company's current or future products will qualify for future exemptions, if any, nor can there any assurance that any future requirements will not have a material adverse effect on the Company's business, financial condition, results of operations or on the price of the Common Stock.

EMPLOYEES

     As of March 31, 1996, the Company employed a total of 64 full-time employees. None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are excellent.

FACILITIES

     The Company occupies approximately 21,000 square feet of space at its headquarters in McLean, Virginia, under a lease expiring November 1999. The Company also leases office space for two regional sales offices.

LEGAL PROCEEDINGS

     The Company is a defendant from time to time in lawsuits incidental to its business. The Company is not currently subject to, and none of its properties is subject to, any material legal proceedings.


                              RECENT DEVELOPMENTS



     On June 3, 1996, the Company entered into a marketing agreement with an affiliate of Premier Inc. ("Premier"), which provides buying services to a group of approximately 1,700 hospitals. Pursuant to the agreement, the Premier affiliate will designate the Company as the exclusive supplier to the hospitals purchasing through the Premier buying group of clinically-based outcomes data systems for high-risk, high-cost patients, including critical care, cardiovascular care and medical-surgical care patients, through December 31, 1999. In return, the Company has agreed to provide certain discounts to these hospitals and, following the consummation of the offering, will grant to the Premier affiliate three options to purchase up to a total of 366,294 shares of Common Stock. Each of the options will have a ten year term. One of the options will vest upon grant and will permit the Premier affiliate to purchase 65,488 shares of Common Stock at an exercise price of $8.18 per share. The other two options will vest, if at all, based on the volume of products and services sold to Premier hospitals and allow the Premier affiliate to purchase up to 300,806 shares of Common Stock at an exercise price of $13.00 per share. The Company has also entered into a registration rights agreement with the Premier affiliate pursuant to which the Company has undertaken to effect at least one registration of Common Stock per year for the next four years that may include shares held by the Premier affiliate as well as by other Company stockholders with existing registration rights. In addition, this agreement gives the Premier affiliate certain other "piggyback" and demand registration rights.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information concerning executive officers and directors of the Company:


                 NAME                    AGE                           POSITION
- --------------------------------------   ----   ------------------------------------------------------
Gerald E. Bisbee, Jr., Ph.D.(3).......    53    Chairman and Chief Executive Officer
Robert E. Ciri........................    44    President and Chief Operating Officer
Elizabeth A. Draper, R.N., M.S........    49    Executive Vice President and Secretary
James C. Flounlacker..................    35    Vice President, Client Services
Sherrie L. Jones......................    40    Vice President, Sales and Marketing
Stephen C. Strategos..................    39    Vice President, Systems Engineering
Douglas I. Thompson...................    37    Vice President, Consulting Services
Brion D. Umidi........................    33    Vice President, Finance and Administration, Treasurer
Edward J. Connors.....................    67    Director
Thomas W. Hodson(1)(3)................    49    Director
William A. Knaus, M.D.(2).............    49    Director
Lawrence S. Lewin.....................    58    Director
Neal L. Patterson(1)(2)...............    49    Director
Stephen W. Ritterbush,
  Ph.D.(1)(2)(3)......................    49    Director
Francis G. Ziegler(1)(2)..............    55    Director


- ------------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Capital Financing Committee.

     GERALD E. BISBEE, JR., PH.D. has been Chairman and Chief Executive Officer of the Company since December 1989. Before joining APACHE, Dr. Bisbee was the Chairman and CEO of the Hanger Orthopedic Group, Inc. which he created and financed. He founded and managed the Health Care Group of the Corporate Finance Department of Kidder, Peabody & Co., leaving to found Hanger in 1988. From 1978 until moving to Kidder, Peabody in 1984, he was President of the Hospital Research and Educational Trust, a new venture and product development company affiliated with the American Hospital Association. Dr. Bisbee also managed the Yale University Health Services, which included a 22,000-member health maintenance organization. He is a director of Cerner Corporation, Yamaichi Funds, Inc. and Geriatric & Medical Companies, Inc. Dr. Bisbee received his B.A. from North Central College, his M.B.A. from the Wharton School of the University of Pennsylvania and his Ph.D. from Yale University, where his dissertation was instrumental in the development of Diagnosis Related Groups ("DRGs").


     ROBERT E. CIRI has been President and Chief Operating Officer of APACHE since February 1996. For 15 years prior to joining APACHE, Mr. Ciri was employed by Hewlett-Packard Company in the area of clinical systems and healthcare information systems. From 1989 to 1995, he served as Hewlett-Packard's National and North American Field Operations Manager of internally developed applications, consulting, hardware, and services. From 1995 until joining APACHE, he served as part of a special task force developing strategic business plans for Hewlett-Packard's healthcare operation and integrated health system account structure. Before joining Hewlett-Packard, Mr. Ciri was a hospital administrator in New York, where he was involved with both inpatient and ambulatory care programs. In addition to a B.S. from Rensselaer Polytechnic Institute and an M.S. in medical biology and education, he has done post-graduate work in an M.P.A. in healthcare administration and finance in the executive program at the Wharton School of the University of Pennsylvania.


     ELIZABETH A. DRAPER, R.N., M.S. has been Executive Vice President and Secretary of the Company since March 1988 and served as a director from the founding of the Company until December 1994. From 1981 to 1988, Ms. Draper was Senior Research Scientist at the ICU Research Unit at George Washington University, where she was a founding member of the APACHE team. From 1976 until 1988, she was an adjunct professor of physiology at the Graduate School of Nursing at The Catholic University. Ms. Draper has 12 years of clinical experience in intensive care nursing. She received her B.S. in nursing from the University of Massachusetts and an M.S. in physiology from George Washington University.

     JAMES C. FLOUNLACKER has been Vice President, Client Services of the Company since April 1995. He joined APACHE in January of 1994 as Director of Client Services. From September of 1991 until joining APACHE, Mr. Flounlacker was Manager of Installation Services at American International Healthcare, Inc., where he lead a team of Project Managers responsible for installation and implementation of a managed healthcare information system. From January 1991 until September 1991, Mr. Flounlacker was Manager of Acquisitions Development of Columbia Freestate Health Plan, a health maintenance organization. Mr. Flounlacker received his B.A. in English from the University of Maryland, and his M.B.A. from Loyola College in Baltimore, Maryland.

     SHERRIE L. JONES has served as Vice President, Sales and Marketing since February 1996. From October 1994 until February 1996, she held the position of Vice President, Marketing. Ms. Jones joined APACHE in early 1990 as a marketing consultant responsible for assisting the design plan and market definition for the APACHE Critical Care System, and later that year she assumed a permanent position as a sales representative. Prior to joining APACHE, she spent 12 years with Datapoint Corporation in the areas of accounting, finance, contracts management and sales. Ms. Jones holds a B.A. in accounting from the University of Texas.

     STEPHEN C. STRATEGOS has been Vice President, Systems Engineering since February of 1995. He joined APACHE in May 1991 as Director of Systems Engineering. He has been responsible for the development and technical quality of all software products since joining the Company. From 1990 until joining APACHE, Mr. Strategos was the Director of Software Development at I-NET, Inc. in Bethesda, Maryland, where he managed software development activities for the Network Management division. Mr. Strategos received a B.A. in biology from State University College at Oswego, New York and an M.S. in computer science from State University of New York at Stony Brook.

     DOUGLAS I. THOMPSON has served as Vice President, Consulting Services since August 1993. From the time he joined APACHE until August 1993, he acted as Vice President, Client Services. Mr. Thompson was a manager at Ernst & Young L.L.P. in Phoenix, Arizona from 1989 until joining APACHE. While at Ernst & Young, he led process improvement projects for hospital clients, which involved consulting with physician groups on marketing, operations and organizational structure issues, and prepared business plans for startup healthcare firms. Before joining Ernst & Young, Mr. Thompson was employed from 1987 to 1988 by APM, Inc. in both New York City and San Francisco as a consultant for healthcare clients. Mr. Thompson received an M.B.A. in marketing from Columbia University and a B.S. in business from Brigham Young University.

     BRION D. UMIDI has been Vice President, Finance and Administration, and Treasurer of the Company since February 1991. From 1987 until joining APACHE, he was a commercial finance loan officer at the Mercantile Safe Deposit and Trust Company in Baltimore, Maryland and an auditor with MNC Financial, Inc. in Baltimore, Maryland from 1986 to 1987. He received his B.B.A. from Loyola College in Baltimore, Maryland, where he majored in accounting and finance.


     EDWARD J. CONNORS has served as a director of the Company since April 1990. In 1993, he retired as the President and Chief Executive Officer of Mercy Health Services, where he had been employed since 1976, and he is currently acting as President Emeritus. Since 1993, Mr. Connors has been the President of Connors/Roberts & Associates, a healthcare consulting firm located in Morrisville, Vermont. He has also held academic and management leadership positions at the University of Michigan and its hospital in Ann Arbor and the University of Wisconsin Hospital in Madison. Mr. Connors has served as chair of the AHA Board of Trustees and as chair of the American Healthcare Systems Board of Governors. Mr. Connors has served as a Commissioner of the Joint Commission on Accreditation of Healthcare Organizations Board of Commissioners and on the Board of the American Hospital Association's Hospital Research and Educational Trust. Currently, Mr. Connors serves on the Board of Trustees for the Eastern Mercy Health System in

Radnor, Pennsylvania, the Sisters of Providence Health System in Springfield, Massachusetts, and Trinity College in Burlington, Vermont. Effective January 1, 1995, Mr. Connors assumed the responsibilities of Chairman of the Board of Trustees of Fletcher Allen Health Care in Burlington, Vermont. In 1991, Mr. Connors was elected to membership in the Institute of Medicine of the National Academy of Science. Mr. Connors holds an M.H.A. from the University of Minnesota.


     THOMAS W. HODSON has served as a director of APACHE since December 1994 and has been the Senior Vice President, Chief Financial Officer and a director of Caremark International Inc. since August 1992. Caremark was spun off in 1992 from Baxter International, Inc., a manufacturer and marketer of healthcare products, where Mr. Hodson had been Group Vice President for the Alternate Site businesses from April 1992 until November 1992. From 1990 until April 1992, Mr. Hodson was a Senior Vice President of Baxter, responsible for financial relations, strategic planning, acquisitions and divestitures and corporate communications. He holds a B.S. in business administration and economics from Lehigh University and an M.B.A. from the Harvard Business School.

     WILLIAM A. KNAUS, M.D. was a founder of the Company and currently serves as the Company's Chief Scientific Advisor. He has been a director of the Company since December 1994. Dr. Knaus is the Evelyn Troop Hobson Professor and Chairman of the Department of Health Evaluation Sciences of the ICU at The University of Virginia School of Medicine and a Fellow of the American College of Physicians. He was the founder and, from 1978 to October 1995, a director of the ICU Research Unit at George Washington University and developer of the APACHE prognostic scoring system. Dr. Knaus has been honored with an appointment as a professor at the University of Paris as well as numerous visiting lectureships at universities in Western Europe, New Zealand and Australia. He is a distinguished alumnus of both Widener and West Virginia Universities.

     LAWRENCE S. LEWIN has been a director of the Company since December 1989 and has acted as the Chief Executive Officer and Chairman of Lewin-VHI, a healthcare policy and management consulting firm, since December 1992. From 1987 until founding Lewin-VHI, he served as the Chief Executive Officer of Lewin-ICF, a healthcare policy consulting firm. He founded Lewin and Associates, Inc. in 1970. He serves as a Trustee of Intermountain Health Care, Inc. and is a member of the Advisory Board of Hambrecht & Quist Healthcare Investors and Life Sciences Funds. Mr. Lewin holds an A.B. from Princeton's Woodrow Wilson School of Public and International Affairs and an M.B.A. from the Harvard Business School where he was a Baker Scholar.

     NEAL L. PATTERSON has served as a director of APACHE since December 1989. In 1980, Mr. Patterson was a founder of Cerner Corporation and has held the position of its Chairman and Chief Executive Officer since 1986. He has played an instrumental role in the development of the Healthcare Network Architecture, which forms the basis for all Cerner systems, as well as the design of individual products. Mr. Patterson holds a B.S. in finance and an M.B.A. from Oklahoma State University.

     STEPHEN W. RITTERBUSH, PH.D. has served as a director of APACHE since December 1989. He is managing general partner of Fairfax Partners/The Venture Fund of Washington, L.P., a venture capital fund, which he co-founded in 1989. From 1986 to 1990, he was a director and an officer of ICF Kaiser International, Inc., an environmental and remedial engineering firm. Prior to 1986, Dr. Ritterbush served as President and Chief Executive Officer of Arthur D. Little Far East, Inc., in Singapore. He holds a B.S. in engineering and a B.A. in political science from Union College, in Schenectady, New York, an M.S. in geophysics from the East West Center of the University of Hawaii, and an M.A. and Ph.D. in international economics from the Fletcher School of Law and Diplomacy of Tufts and Harvard Universities.

     FRANCIS G. ZIEGLER has been a director of the Company since December 1994 and has acted as the President and Chief Executive Officer of Claneil Enterprises, Inc., a privately owned holding company, since January 1993. He joined Claneil in 1993 after thirty years as an operations and marketing executive with Johnson & Johnson, where he served as President of five domestic and international subsidiaries. Mr. Ziegler holds a B.S. in economics from St. Peter's College, and attended the University of Santa Clara Business School, as well as Advanced Management Programs at the Harvard and Columbia Business Schools.

ELECTION OF DIRECTORS

     All of the current directors were elected to the Board of Directors pursuant to a Stockholders Agreement, dated December 28, 1995, or its predecessor agreements and serve for one-year terms or until their successors are elected and qualified. The Stockholders Agreement, including all provisions governing composition and election of the Board of Directors, will terminate upon the closing of this offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has (i) an Audit Committee that reviews the results and scope of the annual audit and other services provided by the Company's independent public accountants; (ii) a Compensation Committee that makes recommendations concerning salaries and incentive compensation for employees of the Company; and (iii) a Capital Financing Committee that is responsible for investigating and securing capital financing. The Company's Board of Directors has designated the Compensation Committee as the administrator of the Company's Stock Option Plan described below.

DIRECTOR COMPENSATION

     Directors who are not currently receiving compensation as officers or employees of the Company are entitled to reimbursement of expenses for attending each meeting of the Board of Directors and each meeting of any committee.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned by the following individuals for services rendered to the Company during the fiscal year ended December 31, 1995: (i) the Chief Executive Officer ("CEO") and (ii) the Company's four other most highly compensated executive officers (the CEO and those officers are referred to herein collectively as the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL        ALL OTHER
                                                                      COMPENSATION    COMPENSATION
                                                                      ------------    ------------
                    NAME AND PRINCIPAL POSITION                        SALARY($)          ($)
- -------------------------------------------------------------------   ------------    ------------
Gerald E. Bisbee, Jr., Ph.D. -- Chairman and Chief Executive
  Officer..........................................................      150,000          2,598(1)
James L. Oakes, Jr. -- Chief Operating Officer(2)..................      144,000             --
Judith Hedstrom -- Vice President, Business Development(2).........      109,979             --
Sherrie L. Jones -- Vice President, Sales and Marketing............      108,045             --
Elizabeth A. Draper, R.N., M.S. -- Executive Vice President........      106,000             --

- -------------------------
(1) Consists of premiums paid on a life insurance policy.

(2) Mr. Oakes' employment terminated in April 1996. Ms. Hedstrom's employment terminated in February 1996.

OPTION GRANTS

     None of the Named Executive Officers was granted stock options during the fiscal year ended December 31, 1995.

FISCAL YEAR-END VALUES

     None of the Named Executive Officers exercised any stock options during fiscal year 1995. The following table provides information regarding stock options held by the Named Executive Officers as of the end of fiscal year 1995.

                       OPTION VALUES AT DECEMBER 31, 1995

                                          NUMBER OF SECURITIES
                                     UNDERLYING UNEXERCISED OPTIONS        VALUE OF UNEXERCISED IN-THE-MONEY
                                          AT DECEMBER 31, 1995              OPTIONS AT DECEMBER 31, 1995(1)
                                     ------------------------------      --------------------------------------
               NAME                  EXERCISABLE      UNEXERCISABLE      EXERCISABLE ($)      UNEXERCISABLE ($)
- ----------------------------------   -----------      -------------      ---------------      -----------------
Gerald E. Bisbee, Jr., Ph.D.......     377,449            22,728             2,339,755             107,903
James L. Oakes, Jr................      17,483            52,449              --                   --
Judith Hedstrom...................      18,064            16,902                16,537              15,469
Sherrie L. Jones..................       5,766            15,214              --                   --
Elizabeth A. Draper, R.N., M.S....      --                --                  --                   --

- ------------------------------
(1) Value is calculated by subtracting the exercise price per share from $8.18, the estimated fair market value at December 31, 1995 as determined by the Board of Directors, and multiplying the result by the number of shares subject to the option.

EMPLOYEE BENEFIT PLANS

Stock Option Plan

     The Stock Option Plan was adopted by the Company's Board of Directors and approved by the Company's stockholders on November 8, 1990. The Stock Option Plan was amended and restated in April 1996. The Company has reserved 1,700,000 shares of Common Stock for issuance under the Stock Option Plan. Unless terminated sooner by the Board of Directors, the Stock Option Plan will terminate in April 2006.

     The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Committee has the authority and discretion, subject to the provisions of the Stock Option Plan, to select persons to whom options will be granted, to designate the number of shares to be covered by options, to specify the type of consideration to be paid to the Company, and to establish all other terms and conditions of each stock option.

     The Stock Option Plan provides for the grant of stock options to officers and employees of the Company or its subsidiaries. Options granted under the Stock Option Plan may be qualified or non-qualified stock options. The exercise price for a stock option may not be less than the fair market value of the Company's Common Stock on the date of grant. Stock options granted under the Stock Option Plan may not be transferred other than by will or by the laws of descent and distribution. Upon the occurrence of a Change of Control, as defined in the Stock Option Plan, all outstanding unvested options under the Stock Option Plan immediately vest.

Director Option Plan

     In April 1996, the Company adopted the Director Option Plan, pursuant to which non-employee directors of the Company will receive options to purchase 2,500 shares of Common Stock for each year of service. The exercise price of such options shall be at the fair market value of the Company's Common Stock on the date of grant. Stock options granted under the Director Option Plan may not be transferred other than by will or by the laws of descent and distribution. The Company has reserved 70,000 shares of Common Stock for issuance under the Director Option Plan. The Director Option Plan may be terminated by the Board of Directors at any time. Upon the occurrence of a Change of Control, as defined in the Director Option Plan, all outstanding unvested options under the Director Option Plan immediately vest.

                              CERTAIN TRANSACTIONS


     On February 23, 1995 and August 17, 1995, Caremark International Inc. ("Caremark") entered into convertible note agreements with the Company, pursuant to which Caremark loaned $600,000 and $200,000, respectively, to the Company. Caremark received warrants to purchase 119,881 shares of Common Stock at $1.43 per share and 24,452 shares of Common Stock at $8.18 per share in connection with these loans. In December 1995, Caremark converted both loans into an aggregate of 27,999 shares of Series F Convertible Preferred Stock, which shares will be converted automatically at the closing of this offering into 97,899 shares of Common Stock. On an as-if converted basis, Caremark owns more than 5% of the outstanding Common Stock of the Company, and Thomas W. Hodson, a director of the Company, is Senior Vice President and Chief Financial Officer of Caremark.



     On February 24, 1995 and August 17, 1995, Benefit Capital Management Corporation as Investment Manager for the Prudential Insurance Company of America ("Benefit Capital") entered into convertible note agreements with the Company pursuant to which Benefit Capital loaned $250,000 and $200,000, respectively, to the Company. Benefit Capital received warrants to purchase 49,950 shares of Common Stock at $1.43 per share and 24,452 shares of Common Stock at $8.18 per share, in connection with these loans. In December 1995, the Company prepaid the $200,000 loan. The $250,000 loan is due and payable on December 31, 1996, is non-interest bearing and is convertible at maturity into 30,458 shares of Common Stock. On an as-if converted basis, Benefit Capital owns more than 5% of the outstanding Common Stock of the Company.


     On April 16, 1995 and August 17, 1995, New York Life Insurance Company ("New York Life") entered into convertible note agreements with the Company, pursuant to which New York Life loaned $800,000 and $100,000, respectively, to the Company. New York Life received warrants to purchase 159,841 shares of Common Stock at $1.43 per share and 12,226 shares of Common Stock at $8.18 per share in connection with these loans. In December 1995, the Company prepaid the $100,000 loan and New York Life agreed to extend the due date of the $800,000 loan from December 31, 1996 to December 31, 1997, in consideration of the payment of interest on such loan at the per annum rate of 10% from and after January 1, 1996. Prior to January 1, 1996, such loan had been non-interest bearing. New York Life will convert the $800,000 loan into 97,805 shares of Common Stock at the closing of this offering. On an as-if converted basis, New York Life owns more than 5% of the outstanding Common Stock of the Company.

     On February 24, 1995 and August 17, 1995, LHC Corporation ("LHC") entered into convertible note agreements with the Company, pursuant to which LHC loaned $100,000 and $100,000, respectively, to the Company. LHC received warrants to purchase 19,981 shares of Common Stock at $1.43 per share and 12,226 shares of Common Stock at $8.18 per share in connection with these loans. In December 1995, LHC agreed to extend the due date of both loans from December 31, 1996 to December 31, 1997, in consideration of the payment of interest on such loans at the per annum rate of 10% from and after January 1, 1996. Prior to January 1, 1996, the first $100,000 loan had been non-interest bearing and the second $100,000 loan had borne interest at the prime rate plus 2%. LHC will convert these loans into 24,452 shares of Common Stock at the closing of this offering. Francis G. Ziegler, a director of the Company, is Chairman of LHC.

     In connection with the Company's private placement of Series E Convertible Preferred Stock, the Company issued a warrant to the placement agent, Allen & Company Incorporated ("Allen"), which gives Allen the right to purchase 36,713 shares of Common Stock at a price of $8.18 per share. On an as-if converted basis, including the warrant, Allen owns more than 5% of the outstanding Common Stock of the Company.

     In February 1995, the Company entered into an agreement with Cerner Corporation ("Cerner") by which Cerner may incorporate certain of the Company's proprietary methodologies into Cerner products and license such products to end users in return for royalty payments to the Company. Cerner made a payment of $250,000 against future royalties. Neal L. Patterson, a director of the Company, is the Chairman and Chief Executive Officer of Cerner Corporation.


     Each of the transactions described above was a negotiated transaction and was approved by a disinterested majority of the Company's Board of Directors. In addition, the Company believes that each of these transactions was fair to the Company and on terms no less favorable than would have been available in similar transactions with unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the shares of the Company's Common Stock (including shares of Common Stock issuable upon the Recapitalization Transactions) as of March 31, 1996, and as adjusted to give effect to the sale of shares of Common Stock offered hereby, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all of the Company's executive officers and directors as a group. Except as indicated in the footnotes to the table, the Company believes that the persons named in the table have sole voting and investment power with respect to the shares of Common Stock indicated:


                                                                   NUMBER OF        PERCENTAGE OF TOTAL
                                                                     SHARES       -----------------------
                                                                  BENEFICIALLY    BEFORE THE    AFTER THE
                                                                    OWNED(1)       OFFERING     OFFERING
                                                                  ------------    ----------    ---------
5% STOCKHOLDERS
Caremark International Inc.(2).................................        866,925       18.5          13.0
Benefit Capital Management Corporation(3)......................        582,487       12.6           8.8
Baxter Healthcare Corporation(4)...............................        564,067       12.4           8.6
New York Life Insurance Company(5).............................        460,405        9.8           6.9
Fairfax Partners/The Venture Fund of Washington, L.P.(6).......        454,546       10.0           6.9
Allen & Company Incorporated(7)................................        250,245        5.5           3.8
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Gerald E. Bisbee, Jr., Ph.D.(8)................................        400,177        8.1           5.8
James L. Oakes, Jr.(9).........................................         32,780          *             *
Judith S. Hedstrom(10).........................................         18,064          *             *
Sherrie L. Jones(11)...........................................          5,766          *             *
Elizabeth A. Draper, R.N., M.S.................................        176,521        3.9           2.7
Edward J. Connors(12)..........................................         10,490          *             *
Thomas W. Hodson(13)...........................................          3,497          *             *
William A. Knaus, M.D.(14).....................................        405,752        8.9           6.2
Lawrence S. Lewin(15)..........................................         10,490          *             *
Neal L. Patterson(16)..........................................         10,490          *             *
Stephen W. Ritterbush, Ph.D.(17)...............................         10,490          *             *
Francis G. Ziegler(18).........................................          3,497          *             *
All directors and executive officers as a group (15
  persons)(13),(16),(17),(18),(19).............................      1,173,006       22.8          16.4


- ------------------------------
  *  Represents less than 1% of the outstanding Common Stock.

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares listed in the table. Share ownership information includes shares of Common Stock issuable pursuant to outstanding options that may be exercised within 60 days after March 31, 1996.


 (2) Includes 144,333 shares issuable upon exercise of vested warrants. The address of Caremark is 2215 Sanders Road, Suite 400, Northbrook, Illinois 60062. Mr. Hodson, a director of the Company, is the Senior Vice President, Chief Financial Officer and a director of Caremark.


 (3) Includes 74,402 shares issuable upon exercise of vested warrants. Benefit Capital Management Corporation holds all shares and warrants in its capacity as Investment Manager for the Prudential Insurance Company of America Separate Account #VCA-GA-5298 and disclaims beneficial ownership of all such shares and warrants. The address of Benefit Capital Management Corporation is 39 Old Ridgebury Road, Danbury, Connecticut 06817.

 (4) The address of Baxter Healthcare Corporation is 17221 Red Hill Avenue, Irvine, California 92714.

 (5) Includes 172,067 shares issuable upon exercise of vested warrants. The address of New York Life Insurance Company is 51 Madison Avenue, New York, New York 10010.


 (6) Includes 17,483 shares issuable upon exercise of a vested warrant. The address of Fairfax Partners/The Venture Fund of Washington, L.P. is 1568 Spring Hill Road, Suite 200, McLean, Virginia 22102.

     Mr. Ritterbush, a director of the Company, is the managing general partner of Fairfax Partners/The Venture Fund of Washington, L.P.


 (7) Includes 36,713 shares issuable upon exercise of a vested warrant. Allen disclaims beneficial ownership of 8,812 of such shares. Allen also disclaims beneficial ownership of 5,504 shares of the 250,245 shares listed above, which are held by Allen as nominee for certain of its officers and directors. Does not include 288,204 shares beneficially owned by other officers, directors and related parties of Allen. The address of Allen is 711 Fifth Avenue, New York, New York 10022.

 (8) Consists of 400,177 shares issuable upon exercise of vested options. Dr. Bisbee's address is c/o APACHE Medical Systems, Inc., 1650 Tysons Boulevard, McLean, Virginia 22102.

 (9) Consists of 32,780 shares issuable upon exercise of vested options.

(10) Consists of 18,066 shares issuable upon exercise of vested options.

(11) Consists of 5,770 shares issuable upon exercise of vested options.

(12) Consists of 10,490 shares issuable upon exercise of vested options.

(13) Consists of 3,497 shares issuable upon the exercise of vested options. Mr. Hodson disclaims all beneficial ownership of the 866,925 shares owned or to be owned of record by Caremark Inc.

(14) Dr. Knaus' address is c/o Department of Health Evaluation Sciences, Box 600, University of Virginia School of Medicine, Charlottesville, Virginia 22908.

(15) Consists of 10,490 shares issuable upon exercise of a vested option.

(16) Consists of 10,490 shares issuable upon exercise of a vested option. Mr. Patterson disclaims beneficial ownership of the 182,262 shares owned or to be owned of record by Cerner Corporation.

(17) Consists of 10,490 shares issuable upon exercise of a vested option. Dr. Ritterbush disclaims beneficial ownership of the 454,546 shares owned or to be owned of record by Fairfax Partners/The Venture Fund of Washington, L.P.

(18) Consists of 3,497 shares issuable upon exercise of a vested option. Mr. Ziegler disclaims beneficial ownership of the 191,113 shares owned or to be owned of record by LHC Corporation.

(19) Includes 590,733 shares issuable upon exercise of vested options and options that will vest within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of the offering made hereby, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, par value $.01 per share, and 1,543,704 shares of preferred stock, par value $.01 per share.

COMMON STOCK


     The Company is authorized to issue 30,000,000 shares of Common Stock. As of March 31, 1996, the Company had outstanding 1,075,575 shares of Common Stock and had 13 holders of record of the Common Stock. Upon the consummation of the offering made hereby, there will be 6,549,435 shares of Common Stock outstanding after giving effect to (i) the sale of the shares of Common Stock offered hereby, (ii) the automatic conversion of 200,000 outstanding shares of Series A Convertible Preferred Stock, 140,754 outstanding shares of Series B Convertible Preferred Stock, 118,110 outstanding shares of Series C Convertible Preferred Stock, 209,994 outstanding shares of Series D Convertible Preferred Stock, 174,995 outstanding shares of Series E Convertible Preferred Stock and 27,999 outstanding shares of Series F Convertible Preferred Stock into an aggregate of 3,294,519 shares of Common Stock, (iii) the conversion of certain promissory notes having an aggregate principal amount of $1,000,000 into an aggregate of 122,257 shares of Common Stock and (iv) the payment of $733,350 of accumulated dividends through the issuance of an aggregate of 56,413 shares of Common Stock. Such total excludes shares issuable upon the exercise of outstanding options and warrants. Each stockholder of record is entitled to one vote for each outstanding share of Common Stock owned by him on every matter properly submitted to the stockholders for their vote.


     The holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable.

PREFERRED STOCK


     Upon the consummation of this offering all of the issued and outstanding shares of the preferred stock will be converted into 3,294,519 shares of Common Stock. Following such conversion, the Board of Directors of the Company may not authorize the issuance of shares of preferred stock.


WARRANTS


     In connection with the Company's private placement of Series E Convertible Preferred Stock, the Company issued a warrant to the placement agent, Allen, which gives Allen the right to purchase 36,713 shares of Common Stock at a price of $8.18 per share. Additionally, the Company issued warrants to purchase an aggregate of up to 349,653 shares of Common Stock at $1.43 per share in February 1995 and April 1995 and 73,356 shares of Common Stock at $8.18 per share to four lenders in connection with loan transactions consummated in August 1995. In May 1991, the Company issued a warrant to purchase up to 17,483 shares of Common Stock at $2.86 per share to a lender in connection with a loan transaction.


REGISTRATION RIGHTS


     The Company has granted certain registration rights to its preferred stockholders (the "Preferred Holders"), certain majority common stockholders (the "Key Holders") and an affiliate of Premier (the "Business Holder") (collectively, the "Holders"), who will own in the aggregate 4,495,915 shares of Common Stock upon consummation of this offering and have the right to acquire through the exercise of vested options and warrants up to an aggregate of 942,870 additional shares of Common Stock. The Holders have "piggyback" registration rights to request that the Company register any of their shares in the event that the

Company proposes to register any of its securities under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities and Exchange Commission is applicable). However, if such piggyback rights are exercised in connection with an underwritten public offering of the Company's Common Stock, the managing underwriter of such an offering has the right to exclude or otherwise limit the number of such shares to be included in such public offering. The Company has undertaken annually for the next four years to initiate a registration with respect to which the Holders will have piggyback rights. Additionally, the Preferred Holders have "demand" registration rights to have the Company prepare and file, on two occasions, a registration statement so as to permit a public offering and sale of their shares of Common Stock, provided that Preferred Holders owning at least 51%, in the case of the first demand, or 25%, in the case of the second demand, of the shares covered by the registration rights must demand such registration and must dispose of at least 20% of the then registrable stock through the registration statement. After the first demand by the Preferred Holders, the Business Holder shall have one right (or two under certain circumstances) to demand a registration of at least 50,000 shares of their Common Stock. Once the Company is eligible to register its securities on Form S-3 with the Securities and Exchange Commission, the Preferred Holders can demand up to six additional registrations, each at least six months apart and for an aggregate expected public offering price of at least $500,000, and after January 1, 2001, the Business Holder can demand up to two additional registrations on Form S-3, each at least six months apart and for at least 50,000 shares.


DELAWARE LAW AND CERTAIN LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

Section 203 of Delaware General Corporation Law

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of such assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plan) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Indemnification and Limitation of Liability

     The Company's Amended and Restated Certificate of Incorporation provides that the Company shall, subject to certain limitations, indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

     Section 102 of the Delaware General Corporation Law ("DGCL") permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. DGCL Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Restated Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock will be First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of this offering, the Company will have 6,549,435 outstanding shares of Common Stock, including shares of Common Stock issuable upon the Recapitalization Transactions. Of these shares, the 2,000,000 shares of Common Stock sold in this offering (assuming the Underwriters' over-allotment option is not exercised) will be freely tradable without restriction or further registration under the Securities Act unless purchased by affiliates of the Company (as such term is defined under the Securities Act). The 4,549,435 shares held by existing stockholders, representing 69% of the total number of shares of Common Stock to be outstanding upon the completion of this offering, may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144. In addition, certain holders of Common Stock have agreed that they will not, without obtaining the prior written approval of the Representatives (as defined in "Underwriting"), directly or indirectly offer for sale, sell, transfer, encumber, contract to sell, grant any option, right or warrant to purchase or otherwise dispose (or announce any offer, sale, transfer, encumbrance, contract to sell, grant of an option to purchase or other disposition) of any shares of Common Stock, or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for a period of 180 days after the effective date of the Registration Statement of which this Prospectus forms a part.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company (as defined in Rule 144, an "Affiliate"), who has beneficially owned "restricted securities" (as that term is defined in Rule 144) for a period of at least two years from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 65,488 shares immediately after this offering) or (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the filing of notice of such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering, subject to the 180-day restriction on transfer described in the preceding paragraph. The Securities and Exchange Commission has proposed an amendment to Rule 144 that would reduce the holding period required for shares subject to Rule 144 to become eligible for sale in the public market. If the proposed amendment becomes effective, the two-year and three-year holding periods referred to in this paragraph will be reduced to one-year and two-year holding periods, respectively.

     Under Rule 701 under the Securities Act, certain shares issued pursuant to employee benefit plans or arrangements in effect prior to this offering are eligible for resale 90 days after the Company becomes a reporting company under the Exchange Act and may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates without compliance with the holding period requirements of Rule 144.

     The Company intends to file a registration statement or statements on Form S-8 under the Securities Act, not earlier than 180 days after the date of this Prospectus, to register the shares of Common Stock issuable pursuant to the Stock Option Plan and the Director Option Plan. As of March 31, 1996, options issued pursuant to the Stock Option Plan to purchase approximately 866,705 shares were outstanding, of which options to purchase 646,483 shares were exercisable. Shares issued upon the exercise of the options generally will be eligible for sale in the public market after the effective date of such registration, subject, in certain cases, to the lock-up agreements described herein and volume and other restrictions.

     Prior to this offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the specific circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Company's Common Stock.


     After the completion of this offering, certain persons will be entitled to certain rights with respect to registration under the Securities Act of approximately 5,373,300 shares of Common Stock (including shares issuable upon the exercise of outstanding warrants). In addition, after the completion of this offering, the Company will issue options to purchase up to an aggregate of 366,294 shares of Common Stock to an affiliate of Premier. The Premier affiliate will be entitled to certain rights with respect to registration under the Securities Act of the shares issuable upon exercise of these options. See "Recent Developments" and "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Cowen & Company, Lehman Brothers Inc. and Volpe, Welty & Company (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                NUMBER OF SHARES
                                 UNDERWRITER                                    OF COMMON STOCK
- -----------------------------------------------------------------------------   ----------------
Cowen & Company..............................................................
Lehman Brothers Inc. ........................................................
Volpe, Welty & Company.......................................................

                                                                                   ----------
     Total...................................................................       2,000,000
                                                                                   ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby (other than the shares subject to the over-allotment option) if any such shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain dealers. After
the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus to cover over-allotments, if any. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,000,000 shares are being offered.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, as amended.


     The Company, certain of its officers and directors who own shares of Common Stock and certain other stockholders and option holders of the Company have entered into agreements providing that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Cowen & Company, on behalf of the Underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock, or any option, warrant or right to purchase any shares of Common Stock or any such convertible, exercisable or exchangeable securities or grant any option to dispose of any shares of Common Stock. See "Shares Eligible for Future Sale."

     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Gardner, Carton & Douglas, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission ("SEC"), Washington, D.C. 20549, a Registration Statement on Form S-1, including amendments thereto, under the Securities Act of 1933 with respect to shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices upon the payment of the prescribed fees.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent certified public accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                          APACHE MEDICAL SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report.........................................................    F-2
Consolidated Balance Sheets -- December 31, 1994 and 1995, March 31, 1996 and Pro
  Forma March 31, 1996...............................................................    F-3
Consolidated Statements of Operations -- Years ended December 31, 1993, 1994 and 1995
  and the three months ended March 31, 1995 and 1996.................................    F-4
Consolidated Statements of Changes in Stockholders' Deficit -- Years ended December
  31, 1993, 1994 and 1995 and the three months ended March 31, 1996..................    F-5
Consolidated Statements of Cash Flows -- Years ended December 31, 1993, 1994 and 1995
  and the three months ended March 31, 1995 and 1996.................................    F-6
Notes to Consolidated Financial Statements...........................................    F-7

                          INDEPENDENT AUDITORS' REPORT

     When the reverse stock split referred to in Note 12 of notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

                                          KPMG Peat Marwick LLP

The Board of Directors and Stockholders
APACHE Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of APACHE Medical Systems, Inc., and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APACHE Medical Systems, Inc., and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

March 22, 1996, except as to note 12
  which is as of

McLean, Virginia

                          APACHE MEDICAL SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1994 AND 1995 AND MARCH 31, 1996


                                                                                           MARCH 31,
                                                           DECEMBER 31,           ---------------------------
                                                    ---------------------------                   PRO FORMA
                                                        1994           1995           1996           1996
                                                    ------------   ------------   ------------   ------------
                                                                                          (UNAUDITED)
                                                   ASSETS
Current Assets:
  Cash and cash equivalents........................ $    208,596   $  4,035,787   $  2,626,806   $  2,626,806
  Accounts receivable, net of allowance for
    doubtful accounts of $143,000 in 1994, $190,800
    in 1995 and $190,800 at March 31, 1996 (note
    3).............................................      934,524      1,419,959      2,201,841      2,201,841
  Other trade receivables (note 3).................      181,436        162,466        147,301        147,301
  Prepaid expenses and other.......................      156,860        124,690        145,833        145,833
                                                    ------------   ------------   ------------   ------------
         Total current assets......................    1,481,416      5,742,902      5,121,781      5,121,781
Other trade receivables, net of current maturities
  (note 3).........................................      348,289         74,875         35,736         35,736
Furniture and equipment (note 6)...................    2,900,820      2,887,115      2,893,073      2,893,073
  Less accumulated depreciation and amortization...     (823,318)    (1,496,114)    (1,654,462)    (1,654,462)
                                                    ------------   ------------   ------------   ------------
Net furniture and equipment........................    2,077,502      1,391,001      1,238,611      1,238,611
Capitalized software development costs, net........      337,944        700,543        689,732        689,732
                                                    ------------   ------------   ------------   ------------
         Total assets.............................. $  4,245,151   $  7,909,321   $  7,085,860   $  7,085,860
                                                    ============   ============   ============   ============
                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Trade accounts payable........................... $  1,428,925   $    921,726   $    812,395   $    812,395
  Accrued expenses.................................      585,726        723,024        738,761        738,761
  Preferred stock dividends payable................      --             --             --             821,670
  Current maturities of obligations under capital
    leases (note 6)................................      108,960        190,797        174,617        174,617
  Current maturities of notes payable --
    stockholders (note 4)..........................      --             250,000        250,000        250,000
  Current maturities of notes payable -- other
    (note 5).......................................      122,115        224,020        200,980        200,980
  Deferred revenue.................................    1,132,170      1,915,192      2,181,815      2,181,815
                                                    ------------   ------------   ------------   ------------
         Total current liabilities.................    3,377,896      4,224,759      4,358,568      5,180,238
Deferred rent benefit (note 6).....................      202,590        186,431        181,335        181,335
Obligations under capital leases, net of current
  maturities (note 6)..............................      117,722         62,405         36,752         36,752
Notes payable -- stockholders, net of current
  maturities and discounts (note 4)................      100,000        835,000        901,250         58,250
Notes payable -- other, net of current maturities
  (note 5).........................................      330,975        181,282        175,999        175,999
                                                    ------------   ------------   ------------   ------------
         Total liabilities.........................    4,129,183      5,489,877      5,653,904      5,632,574
Redeemable convertible preferred stock (note 8)....   14,514,906     20,731,878     21,029,333        --
Stockholders' Equity (Deficit) (note 9):
  Common stock, $.01 par value, authorized shares,
    4,947,552 at December 31, 1994, 5,769,231 at
    December 31, 1995, 5,769,231 at March 31, 1996
    and 30,000,000 pro forma at March 31, 1996;
    issued and outstanding shares, 1,072,835 at
    December 31, 1994, 1,075,458 at December 31,
    1995, 1,075,575 at March 31, 1996, and
    4,548,764 pro forma at March 31, 1996..........       30,683         30,758         30,762         65,494
  Additional paid-in capital.......................      548,678      1,343,269      1,344,217     20,246,737
  Cumulative dividends and accreted issue costs on
    redeemable convertible preferred stock.........     (878,112)    (1,778,689)    (2,113,411)       --
  Accumulated deficit..............................  (14,100,187)   (17,907,772)   (18,858,945)   (18,858,945)
                                                    ------------   ------------   ------------   ------------
         Total stockholders' equity (deficit)......  (14,398,938)   (18,312,434)   (19,597,377)     1,453,286
                                                    ------------   ------------   ------------   ------------
Commitments (notes 6 and 11)
         Total liabilities and stockholders' equity
           (deficit)............................... $  4,245,151   $  7,909,321   $  7,085,860   $  7,085,860
                                                    ============   ============   ============   ============


          See accompanying notes to consolidated financial statements.

                          APACHE MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 1993, 1994 and 1995
               and the three months ended March 31, 1995 and 1996

                                                                               THREE MONTHS ENDED MARCH
                                          YEAR ENDED DECEMBER 31,                        31,
                                 -----------------------------------------    --------------------------
                                    1993           1994           1995           1995           1996
                                 -----------    -----------    -----------    -----------    -----------
                                                                                     (UNAUDITED)
Revenue:
  Systems.....................   $ 2,004,184    $ 3,586,991    $ 4,096,458    $   699,665    $ 1,241,750
  Support.....................       485,798        836,530      1,351,963        317,535        330,439
  Professional services.......     1,350,643        893,610      1,575,684        241,500         86,883
                                 -----------    -----------    -----------    -----------    -----------
          Total revenue.......     3,840,625      5,317,131      7,024,105      1,258,700      1,659,072
Expenses:
  Cost of operations..........     2,150,879      3,700,297      2,866,055        732,949        753,608
  Research and development....     1,017,374      1,812,579      1,919,264        577,970        363,824
  Selling, general and
     administrative...........     2,976,235      6,030,427      5,630,611      1,577,225      1,444,991
                                 -----------    -----------    -----------    -----------    -----------
          Total expenses......     6,144,488     11,543,303     10,415,930      2,888,144      2,562,423
                                 -----------    -----------    -----------    -----------    -----------
Loss from operations..........    (2,303,863)    (6,226,172)    (3,391,825)    (1,629,444)      (903,351)
Other income (expense):
  Interest income.............        67,298         93,849         62,354         18,680         57,810
  Interest expense............      (102,110)       (68,733)      (482,890)       (38,974)      (105,632)
  Other, net..................       (45,261)         9,438          4,776            195        --
                                 -----------    -----------    -----------    -----------    -----------
Net loss......................    (2,383,936)    (6,191,618)    (3,807,585)    (1,649,543)      (951,173)
Accretion of dividends and
  issue costs on redeemable
  convertible preferred
  stock.......................      (179,495)      (669,720)      (900,577)      (205,100)      (334,722)
                                 -----------    -----------    -----------    -----------    -----------
          Net loss to common
            stockholders......   $(2,563,431)   $(6,861,338)   $(4,708,162)   $(1,854,643)   $(1,285,895)
                                 ===========    ===========    ===========    ===========    ===========
Pro Forma (unaudited):
Pro Forma net loss per
  share.......................                                 $     (0.79)                  $     (0.19)
                                                               ===========                   ===========
Weighted average number of
  shares used for calculation
  of Pro Forma loss per
  share.......................                                   4,610,379                     4,625,881

          See accompanying notes to consolidated financial statements.

                          APACHE MEDICAL SYSTEMS, INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                  Years ended December 31, 1993, 1994 and 1995
                     and three months ended March 31, 1996

                                                                  CUMULATIVE DIVIDENDS
                                                                      AND ACCRETED
                                  COMMON STOCK       ADDITIONAL      ISSUE COSTS ON
                               -------------------    PAID-IN     CUMULATIVE REDEEMABLE   ACCUMULATED
                                SHARES     AMOUNT     CAPITAL        PREFERRED STOCK        DEFICIT         TOTAL
                               ---------   -------   ----------   ---------------------   ------------   ------------
Balance at December 31,
  1992........................ 1,064,093   $30,433   $  221,748        $   (28,897)       $ (5,524,633)  $ (5,301,349)
  Accretion of dividends and
    issue costs on redeemable
    preferred stock...........    --         --          --               (179,495)            --            (179,495)
  Net loss....................    --         --          --              --                 (2,383,936)    (2,383,936)
                               ---------   -------   ----------         ----------        ------------   ------------
Balance at December 31,
  1993........................ 1,064,093    30,433      221,748           (208,392)         (7,908,569)    (7,864,780)
  Issuance of common stock....     8,742       250       71,250          --                    --              71,500
  Issuance of common stock
    options...................    --         --         255,680          --                    --             255,680
  Accretion of dividends and
    issue costs on redeemable
    preferred stock...........    --         --          --               (669,720)            --            (669,720)
  Net loss....................    --         --          --              --                 (6,191,618)    (6,191,618)
                               ---------   -------   ----------         ----------        ------------   ------------
Balance at December 31,
  1994........................ 1,072,835    30,683      548,678           (878,112)        (14,100,187)   (14,398,938)
  Issuance of convertible
    preferred stock
    warrants..................    --         --         787,166          --                    --             787,166
  Issuance of common stock....     2,623        75        7,425          --                    --               7,500
  Accretion of dividends and
    issue costs on redeemable
    preferred stock...........    --         --          --               (900,577)            --            (900,577)
  Net loss....................    --         --          --              --                 (3,807,585)    (3,807,585)
                               ---------   -------   ----------         ----------        ------------   ------------
Balance at December 31,
  1995........................ 1,075,458    30,758    1,343,269         (1,778,689)        (17,907,772)   (18,312,434)
  Issuance of common stock
    (unaudited)...............       117         4          948          --                    --                 952
  Accretion of dividends and
    issue costs on redeemable
    preferred stock
    (unaudited)...............    --         --          --               (334,722)            --            (334,722)
  Net loss (unaudited)........    --         --          --              --                   (951,173)      (951,173)
                               ---------   -------   ----------         ----------        ------------   ------------
Balance at March 31, 1996
  (unaudited)................. 1,075,575   $30,762   $1,344,217        $(2,113,411)       $(18,858,945)  $(19,597,377)
                               =========   =======   ==========         ==========        ============   ============

          See accompanying notes to consolidated financial statements.

                          APACHE MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1993, 1994 and 1995
                 and three months ended March 31, 1995 and 1996

                                                 YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                         ---------------------------------------   -----------------------------
                                            1993          1994          1995          1995              1996
                                         -----------   -----------   -----------   -----------       -----------
                                                                                            (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss.............................  $(2,383,936)  $(6,191,618)  $(3,807,585)  $(1,649,543)      $  (951,173)
  Adjustments to reconcile net loss to
      net cash used in operating
      activities:
    Depreciation and amortization......      167,862       445,885       736,050       148,449           216,157
    Gain on forgiveness of debt........           --       (19,500)           --            --                --
    Options issued for software
      license..........................      --            255,680            --            --                --
    Loss on sale of furniture and
      equipment........................           --            --        68,735            --                --
    Accretion of interest..............           --            --       366,167        17,416            66,250
    Provision for doubtful accounts....           --        78,429        47,838            --            25,000
    (Increase) decrease in accounts
      receivable.......................     (572,275)       45,471      (533,273)      372,716          (806,882)
    (Increase) decrease in other trade
      receivables......................           --      (529,725)      292,381       (49,133)           54,304
    (Increase) decrease in other
      current assets...................      (29,078)      (65,074)       32,173      (146,079)          (26,244)
    Increase (decrease) in accounts
      payable and accrued expenses.....      195,561     1,375,761      (369,901)      284,726           (93,595)
    Increase (decrease) in deferred
      rent.............................        3,832       184,566       (16,159)       (6,284)           (5,096)
    Increase in deferred revenue.......      459,276       672,896       783,020       252,336           266,623
                                         -----------   -----------   -----------   -----------       -----------
      Net cash used in operating
         activities....................   (2,158,758)   (3,747,229)   (2,400,554)     (775,396)       (1,254,656)
Cash Flows from Investing Activities:
  Purchase of furniture and
    equipment..........................     (495,366)   (1,785,514)      (56,985)       (6,747)           (5,958)
  Proceeds from sale of furniture and
    equipment..........................           --       206,247       221,217        92,517                --
  Capitalized software development
    costs..............................           --      (337,944)     (425,852)      (66,725)          (41,896)
                                         -----------   -----------   -----------   -----------       -----------
      Net cash provided by (used in)
         investing activities..........     (495,366)   (1,917,211)     (261,620)       19,045           (47,854)
Cash Flows from Financing Activities:
  Principal payments on borrowings.....     (124,425)     (390,108)     (347,788)      (10,480)          (28,323)
  Principal payments on capital lease
    obligation.........................      (31,508)      (25,366)     (192,742)      (27,043)          (41,833)
  Proceeds from issuance of note
    payable............................       46,000            --     2,350,000       950,000                --
  Proceeds from issuance of preferred
    stock, net of issuance costs.......      (11,250)    5,721,596     4,672,395            --           (37,267)
  Proceeds from issuance of common
    stock upon exercise of options.....           --            --         7,500            --               952
                                         -----------   -----------   -----------   -----------       -----------
      Net cash provided by (used in)
         financing activities..........     (121,183)    5,306,122     6,489,365       912,477          (106,471)
                                         -----------   -----------   -----------   -----------       -----------
Net Increase (Decrease) in Cash and
  Cash Equivalents.....................   (2,775,307)     (358,318)    3,827,191       156,126        (1,408,981)
Cash and Cash Equivalents at Beginning
  of Period............................    3,342,221       566,914       208,596       208,596         4,035,787
                                         -----------   -----------   -----------   -----------       -----------
Cash and Cash Equivalents at End of
  Period...............................  $   566,914   $   208,596   $ 4,035,787   $   364,722       $ 2,626,806
                                         ===========   ===========   ===========   ===========       ===========

          See accompanying notes to consolidated financial statements.

                          APACHE MEDICAL SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF THE BUSINESS

     APACHE Medical Systems, Inc. (the "Company"), a Delaware corporation, was incorporated on September 1, 1987. The Company is a leading provider of clinically-based decision support information systems to the healthcare industry. The Company offers healthcare providers and suppliers a comprehensive line of outcomes-based products and services, encompassing software, hardware, and related consulting services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Use of Estimates

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Critical Audit, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. Activities of the subsidiary to date have been immaterial. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates.

     Revenue Recognition


     Revenues for sales of systems requiring production activities both before and subsequent to delivery are recognized by the percentage-of-completion method using significant milestones to estimate progress toward completion. Sales of other systems and products are recognized at delivery. Systems support fees are recognized ratably over the period of performance. Professional service revenues are recognized as these services are provided. Amounts received prior to the performance of service or completion of a milestone are deferred.



     Prior to 1995, all revenues associated with the sales of systems were recorded when the system was delivered, net of an accrual for the estimated cost of fulfilling the Company's obligations. The new method of accounting was adopted to more accurately reflect timing of the recognition of the contractual amount of revenue consistent with the timing of further production activities by the Company subsequent to the initial delivery, and has been applied by restating all periods presented in the accompanying consolidated financial statements.


     Cost of Operations

     Cost of operations consists primarily of cost of equipment sold, amortization of software development costs, direct personnel costs and other direct costs.

     Furniture and Equipment

     Furniture and equipment are stated at cost. Furniture and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets ranging from 3 to 5 years. Amortization of equipment held under capital leases is provided on the straight-line basis over the shorter of the estimated useful life of the assets or the life of the lease.

     Cash and Cash Equivalents


     The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. Cash equivalents consisted of approximately $2,600,000 of interest bearing overnight bank investment accounts at December 31, 1995 and a $50,000 certificate of deposit at December 31, 1994, which are carried at cost which approximates market.

                          APACHE MEDICAL SYSTEMS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Software Capitalization

     The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility of its products. Technological feasibility is established generally upon completion of a working model of a product. Costs incurred prior to technological feasibility are expensed and are included as research and development costs in the accompanying consolidated financial statements. Amortization of capitalized costs begins when products are available for general release to customers and is computed on a product-by-product basis in the amount which is the greater of (a) the ratio that current revenues bear to the total of the current and future anticipated revenues, or (b) the straight-line method over the remaining estimated economic life of the product, not to exceed three years. Such costs are reflected in cost of operations.

     The Company capitalized approximately $0, $338,000 and $426,000 in software development costs during 1993, 1994, and 1995, respectively. Amortization of software development costs approximated $0, $0 and $63,000 in 1993, 1994 and 1995, respectively.

     Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Current Vulnerability Due to Certain Concentrations


     The Company currently depends on certain suppliers for the provision of computer hardware to its customers. The Company has not experienced and does not expect any disruption of such services and the Company believes that functionally equivalent computer hardware is available from other sources.


     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. Concentrations of credit risk with respect to trade receivables result from the Company's customer base comprising primarily hospitals and other health care industry companies. Management regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses. No single customer accounted for more than 10 percent of revenues in 1993, 1994 or 1995.

     Impact of Recently Issued Accounting Standards

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

                          APACHE MEDICAL SYSTEMS, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Stock Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price not less than the fair value of the shares as determined by the Board of Directors at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes compensation expense for stock option grants only when the exercise price is less than the fair value of the shares at the date of grant.

     Interim Financial Information (Unaudited)

     The unaudited interim information as of March 31, 1996 and for the three months ended March 31, 1995 and 1996, including such information included in the Notes to Consolidated Financial Statements is unaudited. It has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the Company's management, reflects normal recurring adjustments necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future periods.

     Pro Forma Balance Sheet (Unaudited)


     Upon the consummation of this offering, all of the outstanding shares of Series A, B, C, D, E and F Redeemable Convertible Preferred Stock, and, at the holders' option, cumulative dividends to date, will automatically convert into shares of common stock. The unaudited pro forma presentation of the balance sheet has been prepared assuming the automatic conversion of the preferred stock into 3,294,519 shares of common stock on March 31, 1996, and the conversion of $733,350 of accrued dividends into 56,413 shares of common stock based on the stated preference of the holders. Cumulative dividends of $821,670, which are to be paid with the proceeds of this offering, have been reflected as dividends payable, and $558,391 of accreted issue costs have been reflected as a decrease in paid-in capital. Additionally, notes payable with an outstanding principal balance of $1,000,000 and a net carrying value of approximately $843,000 will convert into 122,257 shares of common stock.


     Pro Forma Net Loss Per Common Share (Unaudited)

     The pro forma net loss per common share is computed based upon the weighted average number of common shares and common equivalent shares (using the treasury stock method) outstanding after certain adjustments described below. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive, except that, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued during the twelve-month period prior to the filing of the initial public offering ("cheap stock") even when antidilutive, have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and the expected initial public offering price of $13.00 per share. In the computation of pro forma net loss per share, accretion of preferred stock to the mandatory redemption amount is not included as an increase to net loss. The pro forma net loss per common share gives effect to the mandatory conversion of all outstanding shares of preferred stock, including certain accumulated dividends, the conversion of certain convertible debt, including the reduction of related interest, and the cheap stock related to stock options and warrants, all effective upon the consummation of this offering.

                          APACHE MEDICAL SYSTEMS, INC.

(3) ACCOUNTS RECEIVABLE

     Accounts receivable are comprised of the following:

                                                               DECEMBER 31,             MARCH 31,
                                                        --------------------------      ----------
                                                           1994            1995            1996
                                                        ----------      ----------      ----------
Billed accounts......................................   $1,008,565      $1,296,671      $1,822,806
Unbilled accounts....................................       68,959         314,088         569,835
                                                        ----------      ----------      ----------
                                                         1,077,524       1,610,759       2,392,641
Less allowance for doubtful accounts.................     (143,000)       (190,800)       (190,800)
                                                        ----------      ----------      ----------
                                                        $  934,524      $1,419,959      $2,201,841
                                                        ==========      ==========      ==========

     Unbilled accounts represent revenue that has been recognized for work performed for which billings had not been presented to customers, as such accounts were not billable under contract terms at the balance sheet date. It is anticipated that substantially all of these accounts will be billed and collected within one year of the respective balance sheet date.

     In 1994, the Company sold software systems on trade terms that allow for payment over an agreed upon period. Amounts due under such installment terms are included as other trade receivables in the accompanying financial statements and are as follows:

                                                           DECEMBER 31,      MARCH 31,
                                YEAR                           1995            1996
            --------------------------------------------   ------------      ---------
            1996........................................     $159,534        $ 104,640
            1997........................................       76,811           76,811
                                                             --------         --------
            Total amounts...............................      236,345          181,451
            Less imputed interest at 14%................       35,369           29,991
                                                             --------         --------
            Installment trade receivables...............      200,976          151,460
            Less current maturities.....................      143,493          127,949
                                                             --------         --------
            Noncurrent installment trade receivables....     $ 57,483        $  23,511
                                                             ========         ========

     In 1994, the Company leased equipment to certain of its customers under sales-type leases. Future minimum lease receipts under sales-type equipment leases are included in other trade receivables in the accompanying consolidated balance sheet and are as follows:

                                                           DECEMBER 31,      MARCH 31,
                                                               1995            1996
                                                           ------------      ---------
            1996........................................     $ 22,062         $14,368
            1997........................................       20,223          20,223
                                                              -------         -------
            Total minimum lease payments to be
              received..................................       42,285          34,591
            Less amounts representing interest at 14%...        5,920           3,014
                                                              -------         -------
            Net investment in sales-type leases.........       36,365          31,577
            Less current maturities.....................       18,973          19,352
                                                              -------         -------
            Noncurrent maturities.......................     $ 17,392         $12,225
                                                              =======         =======

                          APACHE MEDICAL SYSTEMS, INC.

(4) NOTES PAYABLE -- STOCKHOLDERS

     Notes payable -- stockholders, which are all unsecured, consist of the following:

                                                                   DECEMBER 31,         MARCH 31,
                                                              ----------------------    ----------
                                                                1994         1995          1996
                                                              --------    ----------    ----------
Convertible notes payable, interest at 10 percent, interest
  imputed at 22%, principal and interest due December 31,
  1997.....................................................   $  --       $1,000,000    $1,000,000
Less imputed interest......................................      --         (210,000)     (157,000)
                                                              --------    ----------    ----------
                                                                 --          790,000       843,000
Convertible notes payable, non-interest bearing, interest
  imputed at 22%, principal due December 31, 1996..........      --          250,000       250,000
Less imputed interest......................................      --          (55,000)      (41,750)
                                                              --------    ----------    ----------
                                                                 --          195,000       208,250
Notes payable, non-interest bearing, principal due after
  cumulative year-end retained earnings exceeds $200,000...    100,000       100,000       100,000
                                                              --------    ----------    ----------
                                                               100,000     1,085,000     1,151,250
Less current maturities....................................      --         (250,000)     (250,000)
                                                              --------    ----------    ----------
                                                              $100,000    $  835,000    $  901,250
                                                              ========    ==========    ==========

     Interest expense relating to notes payable-stockholders was approximately $29,000, $6,000 and $366,167 for the years ended December 31, 1993, 1994, and
1995, respectively.


     The 10% convertible notes were originally issued in February and April 1995 as non-interest bearing notes in the amount of $1,750,000 with detachable warrants to purchase 349,653 shares of the Company's common stock at $1.43 per share. The warrants have been valued at $691,166, which amount has been included as capital stock and debt discount which is being amortized to interest expense over the life of the note. The original notes were due December 31, 1996. The notes are convertible at the holder's option into shares of the Company's preferred stock at the same price and terms as the then most recently completed preferred equity investment in the Company. In December 1995, $600,000 of these notes were converted to 20,999 shares of Series F redeemable, convertible preferred stock. Further, at that date, $900,000 of these notes were amended to mature on December 31, 1997, bearing stated interest at 10% beginning January 1, 1996, payable at maturity. The interest at the stated rate and the remaining imputed interest will be recognized over the life of the note. At December 31, 1995 and March 31, 1996, $250,000 of the originally issued non-interest bearing notes remain outstanding.



     In August 1995, the Company issued $600,000 of convertible notes, with stated interest at prime plus 2 percent, due December 31, 1996, with detachable warrants to purchase 73,356 shares of the Company's common stock at $8.18 per share. The warrants did not become exercisable until 120 days after issuance and were cancellable if the notes were repaid or converted prior to that date. The warrants have been valued at $96,000 which amount has been included as capital stock and debt discount which is being amortized to interest expense over the life of the note. The notes have the same convertibility features as the February and April notes. In December 1995, subsequent to the warrant cancellation date, $200,000 of these notes were converted to 7,000 shares of Series F redeemable convertible preferred stock, $300,000 were repaid and $100,000 were amended to mature December 31, 1997, bearing stated interest at 10% beginning January 1, 1996, payable at maturity. The interest at the stated rate and the remaining imputed interest will be recognized over the life of the note.

                          APACHE MEDICAL SYSTEMS, INC.

(5) NOTES PAYABLE -- OTHER

     Notes payable -- other consist of promissory notes to various medical and financial institutions. All the notes are unsecured.

     Notes payable -- other consist of the following:


                                                                 DECEMBER 31,
                                                            ----------------------      MARCH 31,
                                                              1994          1995          1996
                                                            --------      --------      ---------
Note payable, 6% interest, payable in monthly
  installments of principal plus interest through March
  1996...................................................   $ 13,288      $  --         $  --
Note payable, 10% interest payable semi-annually,
  principal payable in annual installments of $34,500
  through May 1998.......................................    117,895        83,395         83,395
Note payable, 10% interest payable semi-annually,
  principal payable in annual installments of $34,500
  commencing August 1994 through August 1998.............    138,000       138,000        138,000
Note payable, prime plus 2% interest (10.75% at December
  31, 1995), payable in monthly installments of principal
  plus interest through November 1999....................    105,645       105,645        103,884
Note payable, prime plus 2% interest (10.75% at December
  31, 1995), payable in monthly installments of principal
  plus interest through January 1999.....................     78,262        78,262         51,700
                                                            --------      --------       --------
                                                             453,090       405,302        376,979
Less current maturities..................................    122,115       224,020        200,980
                                                            --------      --------       --------
                                                            $330,975      $181,282      $ 175,999
                                                            ========      ========       ========


     During 1995, the Company had not complied with the repayment terms of three notes with an outstanding balance of $321,907 at December 31, 1995. These notes were brought to a current status, or were repaid, in April, 1996. Amounts classified as current liabilities at December 31, 1995 include amounts for which the note holder could demand repayment.

     Scheduled maturities of notes payable -- other are as follows (1995 delinquent installments of $133,891 are included as 1996 maturities):

                                       YEAR
                ---------------------------------------------------
                1996...............................................   $224,020
                1997...............................................     90,129
                1998...............................................     70,332
                1999...............................................     20,821

                          APACHE MEDICAL SYSTEMS, INC.

(6) LEASE COMMITMENTS

     Future minimum lease payments at December 31, 1995, under non-cancelable operating and capital leases are as follows:

                                                                     CAPITAL     OPERATING
                       YEAR ENDING DECEMBER 31,                       LEASES       LEASES
     -------------------------------------------------------------   --------    ----------
     1996.........................................................   $213,862    $  433,562
     1997.........................................................     66,352       446,569
     1998.........................................................      --          459,966
     1999.........................................................      --          433,701
                                                                     --------    ----------
     Total........................................................    280,214    $1,773,798
                                                                                 ==========
     Less amounts representing interest at 6% to 18%..............     27,012
                                                                     --------
     Present value of net minimum lease payments..................    253,202
     Less current maturities......................................    190,797
                                                                     --------
                                                                     $ 62,405
                                                                     ========

     Operating Leases

     In 1994, the Company entered into a new lease agreement for its current office space. The lease stipulates a rent abatement period of six months. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent payments and rent expense resulted in a deferred rent benefit.

     Total rent expense under all operating leases was approximately $153,000, $358,000 and $416,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $101,000 for the three months ended March 31, 1996.

     Capital Leases

     During 1994 and 1995, the Company entered into agreements to sell and leaseback certain of its office equipment. The resulting leases are capital leases that expire at various dates through 1997.

     Office equipment and related accumulated amortization under capital leases included in furniture and equipment on the accompanying balance sheet at December 31, 1995 is as follows:

                Office equipment...................................   $380,429
                Less accumulated amortization......................    223,732
                                                                      --------
                                                                      $156,697
                                                                      ========

(7) INCOME TAXES

     The Company had no provision for income taxes in 1993, 1994 or 1995 or the three months ended March 31, 1996 as a result of its net losses for both financial statement and income tax purposes.

                          APACHE MEDICAL SYSTEMS, INC.

(7) INCOME TAXES -- (CONTINUED)
     The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are as follows:

                                                               1994          1995
                                                            ----------    ----------
            Deferred tax liabilities
              Book value of equipment in excess of tax
                 basis...................................   $  (37,000)   $  (28,100)
              Capitalized software development costs.....     (126,800)     (262,500)
                                                            ----------    ----------
            Gross deferred tax liabilities...............     (164,300)     (290,600)
            Deferred tax assets:
              Accrued vacation...........................       51,700        28,100
              Allowance for doubtful accounts............       53,600        71,600
              Deferred rent benefit......................       76,000        69,900
              Excess of tax over book revenue
                 recognized..............................      429,400       997,500
              Net operating loss carryforwards...........    5,287,600     6,715,400
                                                            ----------    ----------
            Gross deferred tax assets....................    5,898,300     7,882,500
            Less deferred tax assets valuation
              allowance..................................    5,734,000     7,591,900
                                                            ----------    ----------
            Net deferred tax assets......................      164,300       290,600
                                                            ----------    ----------
            Total deferred tax assets (liabilities)......   $   --        $   --
                                                            ==========    ==========

     The change in the total valuation allowance for the years ended December 31, 1994 and 1995 were increases of $3,512,500 and $1,857,900, respectively.


     The Company has a net operating loss carryforward for income tax reporting purposes at December 31, 1995 of $13,795,000, which expire in approximate amounts as follows: $2,000,000 in 2004, $1,000,000 in 2005, $500,000 in 2006,
$2,000,000 in 2007, $800,000 in 2008, $6,200,000 in 2009 and $1,300,000 in 2010.
The Company's ability to use the carryforwards is subject to limitations resulting from changes in ownership, as defined by the Internal Revenue Code.


(8) REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company has 200,000 shares of Series A redeemable convertible preferred stock ("Series A"), 211,131 shares of Series B redeemable convertible preferred stock ("Series B"), 118,110 shares of Series C redeemable convertible preferred stock ("Series C"), 209,994 shares of Series D redeemable convertible preferred stock ("Series D"), 174,995 shares of Series E redeemable convertible preferred stock ("Series E") and 27,999 shares of Series F redeemable convertible preferred stock ("Series F" and, together with the Series A, Series B, Series C, Series D and Series E, the "Series Preferred") issued and outstanding. The net proceeds from the issuance of the preferred stock were as follows: Series A, $2,000,000; Series B, $3,139,078; Series C, $2,776,120; Series D, $5,721,596;
Series E, $4,672,395; and Series F, $800,000. Issue costs are accreted to stockholders' equity in amounts relative to increases in redemption values over time.

     In conjunction with the 1995 issuance of Series E, the Company issued 36,713 warrants to purchase common stock at $8.18 to a stockholder relating to transaction fees. In the opinion of management, the value of these warrants do not materially effect the financial statements.

                          APACHE MEDICAL SYSTEMS, INC.

(8) REDEEMABLE CONVERTIBLE PREFERRED STOCK -- (CONTINUED)
     Among others, the principal rights, privileges, and preferences of all Series Preferred stockholders, all as defined in the Company's Amended and Restated Certificate of Incorporation or as set forth in the respective Series Preferred Stock Purchase Agreements, are as follows:

     Redemption:

          Unless previously converted to common stock, all Series Preferred are redeemable at the option of the holders in annual increments of 33.33% commencing January 1, 1998. The redemption price is $10.00, $23.09, $25.40 per share for Series A, B, and C, respectively, and $28.58 per share for Series D, E, and F, plus all accrued and unpaid dividends, if any. No shares have been redeemed through March 31, 1996.

          At December 31, 1995, the maximum aggregate redemptions that could be demanded of the Company in each of the next five years are as follows:
     1996, $0; 1997, $0; 1998, $6.683 million; 1999, $6.683 million; and 2000,
     $6.684 million.

     Liquidation preference:

          In the event of a liquidation event, as defined in the Series Preferred Stock Purchase Agreements, all Series Preferred stockholders are ranked prior to all other classes of stock. All Series Preferred stockholders are ranked equally and distributions are to be made in proportion to the value of the investments originally made. As of December 31, 1995 all Series Preferred stockholders have an aggregate liquidation preference equal to their initial investment of $20,050,000, as follows:
     Series A, $2,000,000; Series B, $3,250,000; Series C, $3,000,000; Series D,
     $6,000,000; Series E, $5,000,000; and Series F, $800,000.

     Conversion:


          All Series Preferred is convertible into common stock at the option of the holder and conversion is mandatory in certain circumstances, including the closing of a public stock offering meeting defined criteria. Subject to certain adjustments, the Series A, B, C, D, E and F are convertible into 699,302 shares, 738,222 shares, 412,973 shares, 734,246 shares, 611,877 shares, and 97,899 shares of the Company's common stock, respectively. All Series Preferred stockholders have certain anti-dilution protection rights. The Company has reserved 3,294,519 shares of common stock for issuance upon conversion of preferred stock.


     Dividends and Voting rights:

          Dividends, if any, declared and payable to common stockholders must also first be paid to all Series Preferred stockholders. Dividends are cumulative as of November 1, 1993, for Series A and B; as of November 1, 1994, for Series C; as of November 1, 1995, for Series D; and as of November 1, 1997, for Series E and F. The annual dividend payable is equivalent to $0.80 per share for Series A, $1.8472 per share for Series B, $2.032 per share for Series C and $2.286 per share for Series D, E and F.

          Holders of all Series Preferred have voting rights equal to the number of common shares into which each class of Series Preferred is convertible. Unpaid and undeclared dividends for the years ended December 31, 1993, 1994 and 1995, respectively, are as follows: Series A, $26,670, $160,000 and $160,000; Series B, $43,330, $260,000 and $260,000; Series C, $0, $40,000
     and $240,000; and Series D, $0, $0 and $80,000, and have been accreted in stockholders' equity (deficit). Total Series Preferred dividends accreted for the three months ended March 31, 1996 amounted to $285,000. Upon conversion,

                          APACHE MEDICAL SYSTEMS, INC.

(8) REDEEMABLE CONVERTIBLE PREFERRED STOCK -- (CONTINUED) cumulative dividends may be paid in cash or shares of common stock at the option of each holder of Series Preferred.

     Other rights, privileges and preferences:

          The Company is prohibited from making, among other things, certain further amendments to its Amended and Restated Certificate of Incorporation without the affirmative vote of 66.67% of Series Preferred stockholders voting together as a class. Holders of Series Preferred have certain demand and "piggyback" registration rights with respect to these securities, or the securities they may be converted into, and possess certain rights relating to election of Board of Director slots.

(9) COMMON STOCK, OPTIONS AND WARRANTS

     Common Stock

     The Company is restricted from paying dividends on common stock unless and until all cumulative preferred stock dividends have been paid.

     Stock Warrants

     The Company has 17,483 outstanding warrants issued to a stockholder in 1991 with an exercise price of $2.86 per share which expire in 2001; 349,653 outstanding warrants issued to stockholders in 1995 with an exercise price of $1.43 per share which expire in 2000; and 110,069 outstanding warrants issued to stockholders in 1995 with an exercise price of $8.18 per share which expire in 2000.

     Stock Options

     The Company has a nonqualified employee stock option plan (the "Plan") for the benefit of its employees and directors. All options are subject to forfeiture until vested, and unexercised options expire on the tenth anniversary of the year granted. Vesting periods are from one to five years. The Company has also granted 65,735 vested stock options outside the Plan with an exercise price of $4.29 per share.

                          APACHE MEDICAL SYSTEMS, INC.

(9) COMMON STOCK, OPTIONS AND WARRANTS -- (CONTINUED)
     The following is a summary of the option transactions for the years ending December 31, 1993, 1994 and 1995:

                                                                     EXERCISE
                                                                      PRICE         SHARES
                                                                    ----------      -------
     Outstanding, December 31, 1992..............................   $0.72-2.86      616,797
       Granted...................................................         7.26       78,852
       Forfeited.................................................    6.61-7.26        6,740
                                                                    ----------      --------

     Outstanding, December 31, 1993..............................    0.72-7.26      688,909

       Granted...................................................    4.29-8.18      205,256

       Forfeited.................................................    2.86-8.18       13,768
                                                                    ----------      --------

     Outstanding, December 31, 1994..............................    0.72-8.18      880,397

       Granted...................................................         8.18       93,511

       Forfeited.................................................    7.26-8.18      102,239

       Exercised.................................................         2.86        2,623
                                                                    ----------      --------

     Outstanding, December 31, 1995..............................    0.72-8.18      869,046

       Granted...................................................         8.18       87,413

       Forfeited.................................................    7.26-8.18       23,902

       Exercised.................................................         8.18          117
                                                                    ----------      --------

     Outstanding, March 31, 1996.................................   $0.72-8.18      932,440
                                                                    ==========      =========



     At December 31, 1995 and March 31, 1996, options for 655,226 and 712,218 shares were exercisable and 42,143 and 153,488 shares were available for grant under the Plan, respectively.

(10) RELATED PARTY TRANSACTION

     The Company entered into a license agreement with a stockholder on February 2, 1995. The stockholder is licensed to sell a product of the Company for which the stockholder will pay a royalty on each sale. The stockholder made a payment against future royalties of $250,000.

(11) OTHER COMMITMENTS

     In 1994, the Company purchased rights to databases and methodologies from an unrelated company in exchange for 65,735 irrevocable options to purchase the Company's common stock for $4.29 per share. The estimated fair value of the stock option, $255,680, was recorded as software license expense. The Company also committed $200,000, payable in monthly installments through March 1996, for enhancements to the databases and the methodologies. At December 31, 1995, $25,000 of these installment payments were remaining.

     The Company has entered into an exclusive 10 year licensing agreement with an unrelated company for its database and methodologies. The Company is committed to pay $1,000,000 from 1994 to 1998 for the license and royalties on the sale of the Company's product related to these methodologies. The Company is

                          APACHE MEDICAL SYSTEMS, INC.

(11) OTHER COMMITMENTS -- (CONTINUED)
also committed to pay $100,000 per year from 1994 to 1998 for marketing services. Amounts committed by the Company related to this arrangement are as follows at December 31:

                1996...............................................   $300,000
                1997...............................................    325,000
                1998...............................................    325,000
                                                                      --------
                                                                      $950,000
                                                                      ========

(12) SUBSEQUENT EVENTS

     In April 1996 the Board of Directors authorized a 1-for-2.86 reverse stock split which will be effected prior to the consummation of the offering. Accordingly, all shares and per share amounts have been adjusted to reflect the reverse stock split as though it had occurred at the beginning of the initial period presented. Additionally, the authorized common shares of the Company were increased to 30,000,000.

     Effective January 1996, the Board of Directors increased the number of shares available under the Plan by 174,825 shares. In April 1996, the Board of Directors amended and restated the Plan to, among other things, increase the number of shares available for issuance under the Plan to 1,700,000. Additionally, the Company adopted a Non-Employee Directors Option plan with a total of 70,000 shares available for grant at fair market value on the grant date. Further, the Company authorized a future Employee Stock Purchase Plan.


     In June 1996, the Company entered into a marketing agreement pursuant to which the Company may, among other things, grant options to purchase up to 366,294 shares of common stock, subject to defined terms and conditions. If granted, options to purchase 65,488 shares of common stock will have an exercise price of $8.18 per share and options to purchase 300,806 shares of common stock will have an exercise price of $13.00 per share.


(13) PROFIT SHARING PLAN

     The Company sponsors a profit sharing plan intended to qualify under
Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the plan after three months of service. Employees may contribute a portion of their salary to the plan, subject to annual limitations imposed by the Internal Revenue Code. The Company may make matching or discretionary contributions to the plan at the discretion of the Board of Directors, but has made no such contribution to date. Employer contributions generally vest over seven years.

(14) SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest was $114,000, $67,000 and $33,000 for the years ended December 31, 1993, 1994 and 1995 and $8,000 and $15,000 for the three months ended March 31, 1995 and 1996.

     The following is supplemental information concerning non-cash investing and financing activities:

          During 1993, the Company allowed a customer/noteholder to offset an invoice due the Company against the amount owed on the note of $54,300.

          During 1994, the Company issued 8,742 shares of common stock in exchange for the forgiveness of $91,000 of debt. The difference between the amount of debt forgiven and the estimated fair value of the common stock, $71,000, was recorded as other income.

                          APACHE MEDICAL SYSTEMS, INC.

(14) SUPPLEMENTAL CASH FLOW INFORMATION -- (CONTINUED)
          During 1994, the Company entered into an agreement for the sale and leaseback of certain equipment. The lease is classified as a capital lease and a capital lease obligation of $202,247 was recorded.

          During 1995, the Company issued 27,999 shares of Series F upon conversion of $800,000 of convertible debt.

          During 1995, the Company entered into two agreements for the sale and leaseback of certain equipment. The leases are classified as capital leases and a total capital lease obligation of $219,262 was recorded.

          During 1995, the Company issued warrants to acquire common stock in connection with the issuance of convertible notes payable and Series E. The estimated value of the warrants is included in additional paid-in capital and $787,166 of debt discount was recorded.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments included in current assets and current liabilities include cash and cash equivalents, accounts and trade receivables and accounts payable and accrued expenses. The carrying amounts of these instruments approximate fair value because of the short maturity of those instruments.

     Notes payable-stockholders and obligations under capital leases have carrying values that approximate fair values as the significant notes are carried net of imputed interest calculated at approximate current market rates.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                           PAGE
                                           ----
Prospectus Summary......................      3
Risk Factors............................      5
The Company.............................     12
Use of Proceeds.........................     12
Dividend Policy.........................     12
Capitalization..........................     13
Dilution................................     14
Selected Consolidated Financial Data....     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.........................     16
Business................................     22
Recent Developments.....................     32
Management..............................     33
Certain Transactions....................     38
Principal Stockholders..................     39
Description of Capital Stock............     41
Shares Eligible for Future Sale.........     43
Underwriting............................     45
Legal Matters...........................     46
Experts.................................     46
Index to Consolidated Financial
  Statements............................    F-1


                            ------------------------

    UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,000,000 SHARES

                                  APACHE LOGO

                                 APACHE Medical
                                 Systems, Inc.

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                                COWEN & COMPANY
                                LEHMAN BROTHERS
                             VOLPE, WELTY & COMPANY
                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as follows:

Securities and Exchange Commission registration fee................................   $11,103
National Association of Securities Dealers, Inc. filing fee........................     3,720
Nasdaq National Market entry fee...................................................    50,000**
Blue Sky fees and expenses.........................................................          *
Legal fees and expenses............................................................          *
Accountants' fees and expenses.....................................................          *
Printing and engraving expenses....................................................          *
Transfer Agent and Registrar fees and expenses.....................................          *
Miscellaneous......................................................................          *
                                                                                      -------
     Total.........................................................................   $      *
                                                                                      =======

- ------------------------------
 * To be supplied by amendment.
** Estimated.

     The Company will bear all of the foregoing fees and expenses.

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market entry fee, are estimates.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall, subject to certain limitations, indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

     Section 102 of the Delaware General Corporation Law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant's Amended and Restated Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this Registration Statement, the Company sold the following securities that were not registered under the Securities Act:

     On January 24, 1994, the Company sold an aggregate of 209,994 shares of Series D Convertible Preferred Stock for net proceeds of $5,721,596.

     In August 1994, the Company issued 8,742 shares of Common Stock to George Washington University in consideration of certain contractual commitments and agreements as to certain methodologies and databases transferred to the Company.

     On December 28, 1995, the Company sold an aggregate of 174,995 shares of Series E Convertible Preferred Stock for net proceeds of $4,672,395.

     On December 28, 1995, the Company issued 27,999 shares of Series F Convertible Preferred Stock in conversion of promissory notes in the principal amount of $800,000.


     In August 1995, the Company issued 2,623 shares of Common Stock to a former employee who exercised a vested stock option at the per share exercise price of $2.86. In February 1996, the Company issued 117 shares of Common Stock to a former employee who exercised a vested stock option at the per share exercise price of $8.18. In May 1996, the Company issued 671 shares of Common Stock to a former employee who exercised a vested stock option at the per share exercise price of $8.18.


     Since January 1, 1993, the Company has issued to various directors, employees and advisers of the Company, pursuant to the Company's Stock Option Plan, options to purchase 3,999,297 shares of Common Stock at exercise prices ranging from $7.26 to $8.18.


     In connection with the Company's private placement of Series E Convertible Preferred Stock, the Company issued a warrant to the placement agent, Allen & Company Incorporated ("Allen"), which gives Allen the right to purchase 36,713 shares of Common Stock at a price of $8.18 per share. Additionally, the Company issued warrants to purchase an aggregate of up to 349,653 shares of Common Stock at $1.43 per share in February 1995 and April 1995 and 73,356 shares of Common Stock at $8.18 per share to four lenders in connection with loan transactions consummated in August 1995.


     In April 1994, the Company issued to Cleveland Clinic Foundation an option to purchase up to 65,735 shares of Common Stock at a price of $4.29 per share in connection with the acquisition of cardiovascular surgery know-how and a related database.

     No underwriters were involved in any of the foregoing sales of securities. Each of the foregoing issuances was made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase shares of Common Stock issued pursuant to the Company's Stock Option Plan, Rule 701 of the Securities Act as being pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS -- See Index to Exhibits.

     (b) FINANCIAL STATEMENT SCHEDULES

         VIII  Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, State of Virginia, on the 4th day of June, 1996.


                                          APACHE MEDICAL SYSTEMS, INC.

                                          By:    /s/ GERALD E. BISBEE, JR.

                                            ------------------------------------
                                                   Gerald E. Bisbee, Jr.
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on June 4, 1996.



                 SIGNATURE                                          TITLE
- --------------------------------------------     --------------------------------------------
             /s/ GERALD E. BISBEE, JR.           Chairman and Chief Executive Officer
- --------------------------------------------
           Gerald E. Bisbee, Jr.

            /s/ BRION D. UMIDI                   Vice President, Finance and Administration,
- --------------------------------------------     Treasurer (Chief Financial and Accounting
               Brion D. Umidi                    Officer)
                          *                      Director
- --------------------------------------------
             Edward J. Connors
                          *                      Director
- --------------------------------------------
              Thomas W. Hodson
                          *                      Director
- --------------------------------------------
              William A. Knaus
                          *                      Director
- --------------------------------------------
             Lawrence S. Lewin
                                                 Director
- --------------------------------------------
             Neal L. Patterson
                          *                      Director
- --------------------------------------------
           Stephen W. Ritterbush
                          *                      Director
- --------------------------------------------
             Francis G. Ziegler

            */s/ GERALD E. BISBEE, JR.
- --------------------------------------------
 Gerald E. Bisbee, Jr., as attorney-in-fact
  pursuant to power of attorney granted in
    Registration Statement No. 333-4106,
              April 26, 1996.

                                                                   SCHEDULE VIII

                       VALUATION AND QUALIFYING ACCOUNTS

                                                                 ADDITIONS
                                                         --------------------------
                                                           CHARGED        CHARGED
                                      BALANCE AT         TO COSTS AND     TO OTHER                    BALANCE AT
          DESCRIPTION             BEGINNING OF PERIOD      EXPENSES       ACCOUNTS     DEDUCTIONS    END OF PERIOD
- -------------------------------   -------------------    ------------    ----------    ----------    -------------
Allowance for doubtful accounts
  receivable
  1993.........................       $    64,500                --              --           --      $    64,500
  1994.........................            64,500          $ 78,500              --           --          143,000
  1995.........................           143,000           126,300              --     $ 78,500          190,800
Deferred tax assets valuation
  allowance
  1993.........................                --                --      $2,221,500           --        2,221,500
  1994.........................         2,221,500                --       3,512,500           --        5,734,000
  1995.........................         5,734,000                --       1,857,900           --        7,882,500

                               INDEX TO EXHIBITS


                                                                                                SEQUENTIALLY
                                                                                                 NUMBERED
EXHIBIT                                        DESCRIPTIONS                                        PAGE
- -------    ------------------------------------------------------------------------------------ ----------
  1.1 *    Form of Underwriting Agreement
  3.1 *    Amended and Restated Certificate of Incorporation
  3.2 +    By-laws
  4.1      Specimen Common Stock Certificate
  5.1 *    Opinion of Gardner, Carton & Douglas
 10.1 +    APACHE Medical Systems, Inc. Employee Stock Option Plan
 10.2 +    APACHE Medical Systems, Inc. Non-Employee Director Option Plan
 10.3 +    Sublease Agreement between the Company and First Union National Bank of Virginia,
           dated March 17, 1994.
 10.4 +    Registration Agreement between the Company and Certain Stockholders, dated December
           28, 1995.
 10.5      Form of Warrant Agreement relating to warrants issued in 1995
 10.6 +    Warrant Agreement between the Company and Venture Fund of Washington dated May 13,
           1991
 10.7      Loan Agreement between the Company and Benefit Capital Management Corporation, dated
           February 24, 1995
 10.8      Licensing Agreement between the Company and Cerner Corporation, dated February 2,
           1995
 10.9      Nonqualified Stock Option Agreement between the Company and The Cleveland Clinic
           Foundation, dated August 19, 1994
 10.10++   Agreement between the Company and The George Washington University, dated August 19,
           1994
 10.11++   Letter Agreement between the Company and the Northern New England Cardiovascular
           Disease Study Group, dated March 13, 1995
 10.12*    Licensing Agreement between the Company and Quality Information Management
           Corporation, dated March 24, 1994
 10.13*    Marketing Agreement between the Company and American Healthcare Systems Purchasing
           Partners, L.P., dated as of June 3, 1996
 11.1      Statement re: Computation of Per Share Earnings
 21.1 +    List of Subsidiaries of the Company
 23.1      Consent of KPMG Peat Marwick LLP
 23.2 *    Consent of Gardner, Carton & Douglas (included in Exhibit 5.1)
 24.1 +    Powers of Attorney (included on signature page)
 27.1      Financial Data Schedule


- -------------------------
 * To be filed by amendment.

 + Previously filed.


++ Confidential treatment has been requested for a portion of this exhibit.


                                       E-1